









# $NuCO_2$ Inc/FL

2003 Annual Report

# Corporate Profile

$NuCO_2$ Inc. is the nation's leading supplier of bulk $CO_2$ systems and bulk $CO_2$ for carbonating fountain beverages. We are the first and only company to operate a national network of service locations with over 99% of fountain beverage users in the continental United States located within our current service area. A pioneer in the use of bulk $CO_2$ technology, we are the driving force in the transformation from high-pressure $CO_2$, the customary method of carbonating fountain beverages, to bulk $CO_2$. It is a relatively new technology with clear advantages over high-pressure $CO_2$, such as consistent and improved beverage quality, increased product yields, reduced employee handling and storage requirements, greater productivity, elimination of downtime and product waste, as well as enhanced safety.

Headquartered in Stuart, Florida, we employ approximately 515 individuals, comprising the largest network of sales, service and support professionals in the industry. Our experienced professionals are dedicated to providing unparalleled service and supply of high-quality $CO_2$ exclusively to the fountain beverage industry, providing our customers a system and service that allows them to spend more time serving their customers.

Our customers are many of the major national and regional restaurant and convenience store chains, movie theater operators, theme parks, resorts and sports venues including McDonald's, Pizza Hut, KFC, Burger King, Checkers, Circle K, Conoco, Regal Cinemas and Madison Square Garden.

$NuCO_2$ has been a public company since December 1995 and is traded on the Nasdaq National Market® under the symbol NUCO.

# *To Our Shareholders:*

Fiscal 2003 was a year of significant accomplishments for Nu$CO_2$. Our core efforts centered on the strengthening of our customer service and marketing functions, and the repositioning of our financial platform. We made considerable progress in achieving these critical goals, which, in turn, enabled the Company to ramp up its overall performance. Moreover, we believe the Company is now strongly positioned for continuous revenue growth and profit improvement. Nu$CO_2$, I am pleased to report, has truly elevated its service and financial position to a level that will sustainably realize the Company's unique potential.

Let me specifically outline some key advances during the year: (1) we undertook successful implementation of a new nationwide routing and scheduling system; (2) we significantly upgraded our call center and customer care operations in Stuart, Florida; (3) we rolled out our new chain customer marketing and sales program, which yielded national and regional contracts covering 7,000 new nationwide locations; (4) we reduced our long-term debt by over $17 million through a combination of new equity as well as the use of increased internal cash; (5) we realigned our fixed cost structure creating over $5 million in annual savings; and lastly, (6) we refinanced our senior and subordinated debt extending maturities by four and five years, respectively.

With enhanced cash flow from revenue growth, cost savings, and disciplined asset management practices and systems, the Company realized steady improvement in its liquidity and profit performance, especially in the third and fourth quarters. EBITDA (earnings before interest, taxes, depreciation and amortization) grew to an annual run rate of $24 million in the last quarter, ended June 30, 2003, reflecting the positive financial impacts of our performance gains during the year. A key milestone of our progress in 2003 was our first ever quarter of net income profitability in the fourth quarter.

The program Nu$CO_2$ embarked upon roughly two years ago, and which is now yielding tangible benefits, involved an extensive and demanding overhaul of the Company's practices and procedures. New standards were established, and rigorous internal tracking systems were developed to enable the Company to measure and maintain the highest acceptable performance goals by depots, sales regions and customer service. This extensive overhaul of how Nu$CO_2$ conducts its business was accompanied by the development of a company-wide team fully committed to effecting change and capable of carrying it out. Well recognized and rewarded for their ongoing contributions, the Company now boasts a solid, productive cadre of caring individuals that provide Nu$CO_2$ with one of its greatest strengths.

Nu$CO_2$ takes great pride in its achievements to date, and the Company remains fully committed to extending this program in its drive for greater excellence. We are greatly appreciative of the efforts of the men and women of Nu$CO_2$, whose loyalty has been especially instrumental in our Company's gains, as well as the contributions of our Board of Directors and shareholders, whose support is, as always, highly valued.



Michael E. DeDomenico
Chairman and Chief Executive Officer

**Q: What are $NuCO_2$'s greatest strengths, as you see them?**

**Mr. DeDomenico:** There are several. One, the business itself is truly in a unique position. It provides a mission-critical product to a vast number of users across the continental U.S. There are approximately 600,000 fountain beverage users in the continental U.S. and while not all of them are going to use bulk $CO_2$, potentially two-thirds of them will. That's a big market and our Company is uniquely positioned to meet their needs and provide, especially for national and regional chains, a nationwide program involving equipment supply, equipment management, product supply and reliability. Nobody else, absolutely nobody, has the ability to touch the market at the national, regional and local levels as we do.

**Q: It's unusual to find a company in that position.**

**Mr. DeDomenico:** Well, another unique aspect of $NuCO_2$ is that we are the only company in the U.S. totally dedicated to doing what we do. This is what we live and breathe. Others do it as a supplement or as a sideline for their industrial gas distribution activities. However, what they fail to realize is that this is really a service business to a retail industry. It's not a supply operation to an industrial market. It takes a very different approach to operate this business in the way we believe it needs to be operated in order to meet the requirements of the customer base.

**Q: What do you see, as you sit here now, as your greatest challenges as a company?**

**Mr. DeDomenico:** The single most important issue that we have concentrated on from the day I got here until today is how to continuously elevate our performance in serving our customers. The Company had gone through rapid growth from the period of 1995 to 2000, but when we looked at it in late 2000, we felt that there was a lot of room for improvement. We dedicated ourselves to adopting all the elements of what it takes to create superior customer service and to truly differentiate the Company. I am pleased to say that we have moved up the scale in terms of performance to the point that I believe we are today the best at doing this on a national, regional and local level. However, it is still our number one priority. We're going to get even better at it.

**Q: What does is take to make that happen?**

**Mr. DeDomenico:** We've put a lot of effort into training our people and also bringing in people at the senior and middle management levels who have a commitment and a passion for truly achieving superior capability. It took time to achieve what we did. A lot of it included, as I mentioned, building the team to get it done, and then simultaneous with that, building the management systems and the processes and the measurement capabilities to execute it.

**Q: Maintaining high levels of service and quality of customer care is an ongoing process, however, is it now largely behind you at this point?**

**Mr. DeDomenico:** Yes, I think we're at a point right now in terms of where we've closed the gap. Now it's really a process of what we call raising the bar, continuous improvement. Never being satisfied.

**Q: What yardsticks are you looking at to determine how effective you are in going forward and maintaining profitable growth?**

**Mr. DeDomenico:** The first and foremost factor is that there's a very beneficial and strong connection between revenue growth and profitability in this business, because of our distribution operating model. Specifically, as we grow and create better densities, you not only can service your customers better, you become increasingly more efficient. From the 101 areas where we have service locations today, we still drive by a lot of businesses that we could serve but are not yet doing so. So, if we're driving by restaurants in the space of a quarter of a mile that are not customers, which happens often, we don't have to travel any further to serve these potential locations.

Therefore, as we add customers we grow in a way so that this new business rapidly enhances our overall profit margins because of the natural efficiency and productivity derived from greater customer density. The connection between growth and density and productivity and profitability is very significant and a powerful formula for greater profitability. That's the beauty of this business and one of the real exciting elements of this business model.

**Q: Are you meeting resistance from potential new customers?**

**Mr. DeDomenico:** Resistance isn't the right word. A lot of it has to do with being able to get in front of the customers and educate them, whether they're already using a bulk system or they have the opportunity to convert from high pressure cylinders to our bulk system. In many ways, $CO_2$ in a restaurant operation is like water or electricity. That is, it is supercritical but you don't think about it until you have a problem. Once we get in front of a potential customer we can educate them as to how they can save money by enhancing reliability and improving the quality of the product and service, while also reducing their indirect costs and downtime. So, it's really that educational process that's important. The other critical factor is superior customer service. We absolutely believe that as we differentiate ourselves as the very best service provider, our reputation for great service will materially enhance our ability to convert customers to Nu$CO_2$.

**Q: How about financially? You've really put your financial house in order, haven't you?**

**Mr. DeDomenico:** We've made significant progress in the last year operationally and saleswise, but we also have very importantly improved on the financial side. The Company recently refinanced all of its long-term debt, which would have come due in the next 12–24 months. Under the new credit package, the senior and subordinated debt lenders extended out four to five years. We also now have a very attractive cash flow capability, so that we are beginning to pay down debt and self fund our future growth. Other than extraordinary opportunities which would be good for the Company, based on our revenue growth rate projection of 10 to 15 percent a year, we plan to fund our capital requirements internally while also retiring debt. At the same time, the banks have extended us a revolving line of credit so that if we need money because of a unique opportunity, we can do it. Bottom line is that we transitioned to a much longer termed debt position with a new group of banks.

**Q: NuCO$_2$ has the potential for being an enormous cash generator, isn't that so?**

**Mr. DeDomenico:** If you look at the characteristics of the business, and what attracts a lot of investors who study it, is that they see that the Company is already generating significant cash. Right now we are using that cash to fund growth and reduce debt.

However, while we continue to grow at 10 to 15 percent, we expect that we will consistently be increasing our cash flow capacity by a greater percentage than our revenue growth rate because of the profit margin improvement and the productivity that I mentioned earlier. Thus, we get an amplification of cash that enables us to either pay down debt or choose to grow faster. It will come down to what we think creates the most value for our shareholders.

**Q: That's a nice position to be in, isn't it?**

**Mr. DeDomenico:** It is, and, as we've better understood this potential over the last couple of years, we have further emphasized this achievement as a critical objective. In fact, focusing on our ability to improve serving our customers in a superior way will ensure growth, profit improvement and better cash flow. When you connect these operational, productivity and financial dots, it produces a very powerful formula for value creation. Recently, a senior executive at an investment firm approached me at the end of a presentation and said, "Holy smoke, if you guys do as you say you're going to do, this will be a real cash machine." And I said, "That's right!"

# *Selected Financial Data*

*(In thousands, except per share amounts and Operating Data)*

*The Selected Financial Data set forth below reflect our historical results of operations, financial condition and operating data for the periods indicated and should be read in conjunction with the financial statements and notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere herein.*

| | Fiscal Year Ended June 30, | | | | |
|---|---|---|---|---|---|
| | 2003 | 2002 | 2001 | 2000 | 1999 |
| **Income Statement Data:** | | | | | |
| Net sales | $ 74,409 | $ 72,312 | $ 67,633 | $ 57,951 | $ 47,098 |
| Cost of products sold, excluding depreciation and amortization | 35,538 | 35,491 | 33,177 | 28,565 | 24,548 |
| Selling, general and administrative expenses | 17,485 | 17,614 | 17,368 | 12,352 | 10,121 |
| Depreciation and amortization | 17,167 | 16,319 | 17,475 | 15,501 | 12,763 |
| Loss on asset disposal | 1,671 | 4,661 | 4,891 | 901 | 1,110 |
| Operating income (loss) | 2,548 | (1,773) | (5,278) | 632 | (1,444) |
| Interest expense | 7,487 | 8,402 | 10,207 | 10,015 | 7,489 |
| Loss on early extinguishment of debt | — | 796 | — | — | — |
| Net (loss) | $ (4,939) | $(10,971) | $(15,485) | $ (9,383) | $ (8,933) |
| Net (loss) per common share | $ (0.54) | $ (1.32) | $ (2.01) | $ (1.30) | $ (1.24) |
| Weighted average shares outstanding | 10,396 | 8,742 | 7,926 | 7,238 | 7,217 |
| **Other Data:** | | | | | |
| EBITDA(1) | $ 19,715 | $ 14,546 | $ 12,197 | $ 16,133 | $ 11,319 |
| **Operating Data:** | | | | | |
| Company owned bulk $CO_2$ systems serviced | | | | | |
| Beginning of period | 61,000 | 60,000 | 58,000 | 50,395 | 39,295 |
| New installations, net | 1,877 | 1,000 | 2,000 | 7,605 | 11,100 |
| Total company owned bulk $CO_2$ systems serviced | 62,877 | 61,000 | 60,000 | 58,000 | 50,395 |
| Customer owned bulk $CO_2$ systems serviced | 11,088 | 9,000 | 9,000 | 10,000 | 8,605 |
| Total bulk $CO_2$ systems serviced | 73,965 | 70,000 | 69,000 | 68,000 | 59,000 |
| Total high pressure $CO_2$ customers | 833 | 1,000 | 2,000 | 5,000 | 6,000 |
| Total customers | 74,798 | 71,000 | 71,000 | 73,000 | 65,000 |
| Stationary depots | 91 | 76 | 74 | 70 | 69 |
| Mobile depots | 10 | 22 | 19 | 21 | 15 |
| Bulk $CO_2$ trucks | 168 | 161 | 157 | 158 | 166 |
| Technical service vehicles | 73 | 76 | 87 | 95 | 86 |
| High pressure cylinder delivery trucks | — | — | 2 | 7 | 7 |
| **Balance Sheet Data:** | | | | | |
| Cash and cash equivalents | $ 455 | $ 1,562 | $ 626 | $ 279 | $ 1,579 |
| Total assets | 125,846 | 132,638 | 138,016 | 148,549 | 141,630 |
| Total debt (including short-term debt) | 70,529 | 87,660 | 87,346 | 92,082 | 82,461 |
| Redeemable preferred stock | 9,258 | 8,552 | 5,466 | 5,050 | — |
| Total shareholders' equity | 34,936 | 25,219 | 33,982 | 38,240 | 47,733 |

(1) RECONCILIATION OF GAAP AND EBITDA

| | Fiscal Year Ended June 30, | | | | |
|---|---|---|---|---|---|
| | 2003 | 2002 | 2001 | 2000 | 1999 |
| Net loss | $ (4,939) | $(10,971) | $(15,485) | $ (9,383) | $ (8,933) |
| Interest expense | 7,487 | 8,402 | 10,207 | 10,015 | 7,489 |
| Depreciation and amortization | 17,167 | 16,319 | 17,475 | 15,501 | 12,763 |
| Loss on early extinguishment of debt | — | 796 | — | — | — |
| EBITDA | $ 19,715 | $ 14,546 | $ 12,197 | $ 16,133 | $ 11,319 |
| Cash flows provided by (used in): | | | | | |
| Operating activities | $ 15,826 | $ 10,858 | $ 5,213 | $ 6,559 | $ 4,249 |
| Investing activities | $(13,891) | $(12,817) | $(11,761) | $(20,694) | $(25,620) |
| Financing activities | $ (3,042) | $ 2,895 | $ 6,895 | $ 12,835 | $ 22,614 |

Earnings before interest, taxes, depreciation and amortization ("EBITDA") is one of the principal financial measures by which we measure our financial performance. EBITDA is a widely accepted financial indicator used by many investors, lenders and analysts to analyze and compare companies on the basis of operating performance, and we believe that EBITDA provides useful information regarding our ability to service our debt and other obligations. However, EBITDA does not represent cash flow from operations, nor has it been presented as a substitute to operating income or net income as indicators of our operating performance. EBITDA excludes significant costs of doing business and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with accounting principles generally accepted in the United States of America. In addition, our calculation of EBITDA may be different from the calculation used by our competitors, and therefore comparability may be affected. In addition, our lenders also use EBITDA to assess our compliance with debt covenants. These financial covenants are based on a measure that is not consistent with accounting principles generally accepted in the United States of America. Such measure is EBITDA (as defined) as modified by certain defined adjustments.

# *Management's Discussion and Analysis of Financial Condition and Results of Operations*

*This Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements regarding future events and our future results that are based on current expectations, estimates, forecasts, and projections about the industry in which we operate and the beliefs and assumptions of our management. Words such as "expects," "anticipates," "targets," "goals," "projects," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements. In addition, any statements that refer to projections of our future financial performance, our anticipated growth and trends in our business, and other characterizations of future events or circumstances, are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and are subject to risks, uncertainties, and assumptions that are difficult to predict. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements.*

## Overview

We believe that we are the largest supplier in the United States of bulk $CO_2$ systems and bulk $CO_2$ for carbonating fountain beverages based on the number of bulk $CO_2$ systems leased to customers. As of June 30, 2003, we operated a national network of 101 service locations in 45 states servicing approximately 75,000 bulk and high pressure customers. Currently, 99% of fountain beverage users in the continental United States are within our present service area. Historically, due to a combination of internal growth and acquisitions, we have experienced high levels of growth in terms of number of customers and net sales, averaging 20% to 50% per year from 1995 through 2000. Today, the majority of our growth is internal resulting from the conversion of high pressure $CO_2$ users to bulk $CO_2$ systems.

During fiscal 2001 and continuing through the early stages of fiscal 2003, we initiated several actions that have improved our ability to contract and retain customers, while maintaining a superior level of customer service. These actions had a significant positive impact on our operating effectiveness during the later stages of fiscal 2003 and should provide a strong base for profitable growth in fiscal 2004. During fiscal 2001 and 2002, we deliberately slowed new customer contract signings and the related installation rate of bulk $CO_2$ systems. This decision was made to enable us to focus on improving our operating effectiveness in order to better position us for future growth. We decentralized service location management from our headquarters in Stuart, Florida to the depot locations themselves and in connection with this decision hired new full-time depot and regional managers. This slowed our gross margin improvement plan in fiscal 2001 and 2002, although it is anticipated to enhance it in the future. The result of this decision was that our revenue growth slowed from prior years although revenue still grew at 16.7%, 6.9% and 2.9% in fiscal 2001, 2002 and 2003, respectively. The ramp down in growth enabled our sales force to concentrate on signing higher margin new customers and re-signing existing customers at increased rates.

We believe that our future revenue growth, gains in gross margin and profitability will be dependent upon (i) increases in route density in existing markets and the expansion and penetration of bulk $CO_2$ system installations in new market regions, both resulting from successful ongoing marketing, (ii) improved operating efficiencies and (iii) price increases. New multi-unit placement agreements combined with single-unit placements will drive improvements in achieving route density. Our success in reaching multi-placement agreements is due in part to our national delivery system. We maintain a "hub and spoke" route structure and establish additional stationary bulk $CO_2$ service locations as service areas expand through geographic growth. Our entry into many states was accomplished largely through the acquisition of businesses having thinly developed route networks. We expect to benefit from route efficiencies and other economies of scale as we build our customer base in these states through intensive regional and local marketing initiatives. Greater density should also lead to enhanced utilization of vehicles and other fixed assets and the ability to spread fixed marketing and administrative costs over a broader revenue base.

Generally, our experience has been that as our service locations mature their gross profit margins improve as a result of their volume growing while fixed costs remain essentially unchanged. New service locations typically operate at low or negative gross margins in the early stages and detract from our highly profitable service locations in more mature markets. Fiscal 2001 and 2002 and the early stages of fiscal 2003 were periods of transition for us in which we achieved significant progress in better positioning ourselves for the next phase of growth. Accordingly, we believe that we are in position to build our customer base in fiscal 2004 while maintaining and improving upon our superior levels of customer service. In addition, we will continue to focus on improving operating effectiveness, increasing prices and strengthening management. We anticipate that these initiatives will contribute positively to all areas of our company.

## General

Substantially all of our revenues have been derived from the rental of bulk $CO_2$ systems installed at customers' sites, the sale of $CO_2$ and high pressure cylinder revenues. Revenues have grown from $47.1 million in fiscal 1999 to $74.4 million in fiscal 2003. We believe that our revenue base is stable due to the existence of long-term contracts with our customers which generally rollover with a limited number expiring without renewal in any one year. Revenue growth is largely dependent on (1) the rate of new bulk $CO_2$ system installations, (2) the growth in bulk $CO_2$ sales at (i) customers having rental plus per pound charge contracts and (ii) customers who own their own bulk $CO_2$ systems, and (3) price increases.

Cost of products sold is comprised of purchased $CO_2$, vehicle and service location costs associated with the storage and delivery of $CO_2$. Selling, general and administrative expenses consist of wages and benefits, dispatch and communications costs, as well as expenses associated with marketing, administration, accounting and employee training. Consistent with the capital intensive nature of our business, we incur significant depreciation and amortization expenses. These stem from the depreciation of our bulk $CO_2$ systems and related installation costs, amortization of deferred lease acquisition costs, and amortization of deferred financing costs and other intangible assets.

With respect to bulk $CO_2$ systems, we capitalize costs that are associated with specific installations of such systems with customers under non-cancelable contracts and which would not be incurred but for a successful placement. All other service, marketing and administrative costs are expensed as incurred.

Since 1990, we have devoted significant resources to building a sales and marketing organization, adding administrative personnel and developing a national infrastructure to support the rapid growth in the number of our installed base of bulk $CO_2$ systems. The costs of this expansion and the significant depreciation expense recognized on our installed network have resulted in accumulated net losses of $57.9 million at June 30, 2003.

## Results of Operations

The following table sets forth, for the periods indicated, the percentage relationship which the various items bear to net sales:

| Fiscal Year Ended June 30, | 2003 | 2002 | 2001 |
|---|---|---|---|
| Income Statement Data: | | | |
| Net sales | **100.0%** | 100.0% | 100.0% |
| Cost of products sold, excluding depreciation and amortization | **47.8** | 49.1 | 49.1 |
| Selling, general and administrative expenses | **23.5** | 24.4 | 25.7 |
| Depreciation and amortization | **23.1** | 22.6 | 25.8 |
| Loss on asset disposal | **2.2** | 6.4 | 7.2 |
| Operating income (loss) | **3.4** | (2.5) | (7.8) |
| Loss on early extinguishment of debt | **—** | 1.1 | — |
| Interest expense | **10.1** | 11.6 | 15.1 |
| Net (loss) | **(6.6)%** | (15.2)% | (22.9)% |

## Fiscal Year Ended June 30, 2003 Compared to Fiscal Year Ended June 30, 2002

### *Net Sales*

Net sales increased by $2.1 million, or 2.9%, from $72.3 million in 2002 to $74.4 million in 2003. Sales derived from our service plans increased by $3.3 million, or 4.6%, due to an increase in the number of accounts, partially offset by the net impact of a $0.6 million decrease in revenue derived from changes in the amount of $CO_2$ sold to the average customer under our variable product purchase plans, which includes our equipment lease and product purchase plans, and a $0.6 million decrease from rental of high pressure cylinders and the sale of gases other than $CO_2$.

While our bulk $CO_2$ customer base increased by 4.7%, the amount of $CO_2$ sold to the average customer decreased by 1.2%, from 2,311 lbs. in 2002 to 2,283 lbs. in 2003. As part of our pricing initiatives, we were able to obtain an average price increase of 2.1% on tank rentals from approximately 80% of our customers under contract. In addition, while we were able to achieve significant price increases from 4,200 of our renewal customers, these improvements were offset by incentive pricing provided to a national restaurant organization.

The following table sets forth, for the periods indicated, the percentage relationship which our service plans bear to net sales:

| Fiscal Year Ended June 30, | 2003 | 2002 |
|---|---|---|
| Service Plan | | |
| Bulk budget plan[1] | **65.5%** | 65.6% |
| Equipment lease/product purchase plan[2] | **8.7** | 7.1 |
| Product purchase plan[3] | **8.4** | 8.6 |
| High pressure cylinder[4] | **6.1** | 7.1 |
| Other revenues[5] | **11.3** | 11.6 |
| | **100.0%** | 100.0% |

1 Combined fee for bulk $CO_2$ tank and bulk $CO_2$.
2 Fee for bulk $CO_2$ tank and, separately, bulk $CO_2$ usage.
3 Bulk $CO_2$ only.
4 High pressure $CO_2$ cylinders and non-$CO_2$ gases.
5 Surcharges and other charges.

During fiscal 2002, we adopted a plan to phase out those customers that use only high pressure cylinders and who do not utilize one of our bulk $CO_2$ service plans. Revenues derived from our stand-alone high pressure cylinder customers may not be fully eliminated from our ongoing revenues inasmuch as our goal is to convert these customers to a bulk $CO_2$ service plan. Accordingly, the expected declining revenues derived from stand-alone high pressure cylinder customers is not expected to have a material impact on our results of operations.

### *Cost of Products Sold*

Costs of products sold remained constant at $35.5 million in both 2002 and 2003, while decreasing as a percentage of net sales from 49.1% to 47.8%. Product costs increased by $0.1 million, from $10.8 million in 2002 to $10.9 million in 2003, while decreasing as a percentage of net sales from 15.0% to 14.6%. The base price with our $CO_2$ primary supplier decreased by 2.0%, while the volume of $CO_2$ sold by us increased by 3.5%.

Operational wages and benefits decreased from $15.0 million in 2002 to $13.9 million in 2003, primarily due to a $0.5 million reduction in headcount and a $0.6 million reduction in installation costs due to greater operating efficiencies.

Truck delivery expenses increased by $0.3 million from $5.3 million in 2002 to $5.6 million in 2003. Increases in fuel costs and insurance were partially offset by a reduction in net lease costs. We have been able to minimize the impact of increased fuel costs and variable lease costs associated with truck usage by reducing the overall miles driven by 14% compared to 2002.

Other operational costs increased by $0.7 million from $4.4 million in 2002 to $5.1 million in 2003 due to a $0.4 million increase in occupancy costs attributable to an increase in the number of service depots, and a $0.4 million increase in tank repair expenses, due in part to an increase in the number of refurbished tanks placed into service.

### *Selling, General and Administrative Expenses*

Selling, general and administrative expenses decreased by $0.1 million, or 0.7%, from $17.6 million in 2002 to $17.5 million in 2003, while decreasing as a percentage of net sales from 24.4% in 2001 to 23.5% in 2003.

Selling expenses increased by $0.5 million, from $3.0 million in 2002 to $3.5 million in 2003. Wages and related benefits increased by $0.4 million; however, we reduced the headcount of our sales organization in February 2003, which we believe will result in improvements to our selling, wage and related expenses on a going-forward basis, while not hindering our ability to generate account bookings.

General and administrative expenses decreased by $0.6 million, or 4.6%, from $14.6 million in 2002 to $14.0 million in 2003. This improvement is due to a $1.9 million reduction of expense related to uncollectible accounts receivable. During fiscal 2003, we initiated numerous procedures to improve our review and collection of our outstanding receivable accounts. This improvement was partially offset by an increase in wages and benefits of $0.5 million, which is primarily attributable to severance and accrued incentives. Professional and consulting fees also increased by $0.6 million, primarily due to non-recurring fees incurred during the first six months of fiscal 2003 for repairs of certain software, improvements in our processes to track and collect customer receivables, and other process improvements. Finally, other general and administrative expenses increased $0.2 million, the result of increased insurance costs and other general expenses.

### *Depreciation and Amortization*

Depreciation and amortization increased from $16.3 million in 2002 to $17.2 million in 2003. As a percentage of net sales, depreciation and amortization expense increased from 22.6% in 2002 to 23.1% in 2003. Depreciation expense increased from $12.6 million in 2002 to $13.8 million in 2003 due in part to our plan to replace all 50 and 100 lb. tanks over the next three years, resulting in accelerated depreciation expense of $1.0 million in 2003 related to the shortened lives of these assets. Amortization expense decreased from $3.7 million in 2002 to $3.4 million in 2003, primarily due to a decrease in amortization related to the acquisition of customer lists, many of which were almost fully amortized as of March 31, 2003, partially offset by an increase in the amortization of financing charges primarily related to amendments to our loan agreements in February 2003.

### *Loss on Asset Disposal*

Loss on asset disposal decreased from $4.7 million in 2003 to $1.7 million in 2003, while decreasing as a percentage of net sales from 6.4% to 2.2%. During 2002, we adopted a plan to replace all 50 and 100 lb. tanks still in service at customer sites over a three to four year period (see Note 2 to the Financial Statements). The decision to replace these tanks was based on an evaluation of the general economic viability of the asset class. Such conclusion was achieved by examining undiscounted cash flow generation, contribution to depot fixed overhead, pricing and targeted margins. As a result of our decision, the 50 and 100 lb. tanks at customer sites as of June 30, 2002 were written down by $1.8 million to their estimated net realizable value of $2.8 million, and the useful lives of these assets were shortened to not exceed a period of four years. In connection with the decision to replace the 50 and 100 lb. asset class, we recognized an additional loss of $1.1 million during the year ended June 30, 2002 relating to the 50 and 100 lb. tanks removed from service during the year, all of which were subsequently disposed of in the first quarter of fiscal 2003.

### *Operating Income*

For the reasons previously discussed, operating income increased by $4.3 million from an operating loss of $1.8 million in 2002 to an operating income of $2.5 million in 2003. As a percentage of net sales, operating income (loss) improved from (2.5)% in 2002 to 3.4% in 2003.

### *Loss on Early Extinguishment of Debt*

We accelerated the recognition of $0.8 million in deferred financing costs in 2002 associated with the refinancing of our long-term debt.

### *Interest Expense*

Interest expense decreased by $0.9 million, from $8.4 million in 2002 to $7.5 million in 2003, and decreased as a percentage of net sales from 11.6% in 2002 to 10.1% in 2003, due to a decrease in the average level of outstanding debt. This reduction of debt is primarily due to $15.1 million generated from the private placement of 1,663,846 shares of our common stock in August 2002, which was used to reduce the outstanding balance of our senior facility. The effective interest rate of all debt outstanding during 2003 was 9.6%, as compared to 9.7% in 2002.

### *Net (Loss)*

For the reasons described above, net (loss) improved from $(11.0) million in 2002 to $(4.9) million in 2003. No provision for income tax expense has been made due to historical net losses. At June 30, 2003, we had net operating loss carryforwards for federal income tax purposes of $99.0 million, which are available to offset future federal taxable income, if any, in varying amounts through June 2023.

### *EBITDA*

Earnings before interest, taxes, depreciation and amortization ("EBITDA") is one of the principal financial measures by which we measure our financial performance. EBITDA is a widely accepted financial indicator used by many investors, lenders and analysts to analyze and compare companies on the basis of operating performance, and we believe that EBITDA provides useful information regarding our ability to service our debt and other obligations. However, EBITDA does not represent cash flow from operations, nor has it been presented as a substitute to operating income or net income as indicators of our operating performance. EBITDA excludes significant costs of doing business and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with accounting principles generally accepted in the United States of America. In addition, our calculation of EBITDA may be different from the calculation used by our competitors, and therefore comparability may be affected. In addition, our lenders also use EBITDA to assess our compliance with debt covenants. These financial covenants are based on a measure that is not consistent with accounting principles generally accepted in the United States of America. Such measure is EBITDA (as defined) as modified by certain defined adjustments.

EBITDA, as set forth in the table below, increased by $5.2 million, or 35.5%, from $14.5 million in 2002 to $19.7 million in 2003 and increased as a percentage of net sales from 20.1% to 26.5%.

| Fiscal Year Ended June 30, | 2003 | 2002 |
|---|---|---|
| Net (loss) | $ (4,939) | $(10,971) |
| Interest expense | 7,487 | 8,402 |
| Depreciation and amortization | 17,167 | 16,319 |
| Early extinguishment of debt | — | 796 |
| EBITDA | $ 19,715 | $ 14,546 |
| Cash flows provided by (used in): | | |
| Operating activities | $ 15,826 | $ 10,858 |
| Investing activities | $(13,891) | $(12,817) |
| Financing activities | $ (3,042) | $ 2,895 |

## Fiscal Year Ended June 30, 2002 Compared to Fiscal Year Ended June 30, 2001

### *Net Sales*

Net sales increased $4.7 million, or 6.9%, from $67.6 million in 2001 to $72.3 million in 2002. Sales increased by $5.0 million, or 7.5%, primarily due to pricing initiatives on both new and renewal customers. Such increase was offset by a $0.3 million decrease in revenues from stand-alone high pressure cylinder customers, a result of the planned phase-out of such customers.

The following table sets forth, for the periods indicated, the percentage relationship which our service plans bear to net sales:

| Fiscal Year Ended June 30, | 2002 | 2001 |
|---|---|---|
| Service Plan | | |
| Bulk budget plan[1] | 65.6% | 64.2% |
| Equipment lease/product purchase plan[2] | 7.1 | 7.8 |
| Product purchase plan[3] | 8.6 | 8.7 |
| High pressure cylinder[4] | 7.1 | 7.9 |
| Other revenues[5] | 11.6 | 11.4 |
| | 100.0% | 100.0% |

1 Combined fee for bulk $CO_2$ tank and bulk $CO_2$.
2 Fee for bulk $CO_2$ tank and, separately, bulk $CO_2$ usage.
3 Bulk $CO_2$ only.
4 High pressure $CO_2$ cylinders and non-$CO_2$ gases.
5 Surcharges and other charges.

During fiscal 2002, we adopted a plan to phase out those customers that use only high pressure cylinders and who do not utilize one of our bulk $CO_2$ service plans. Revenues derived from our stand-alone high pressure cylinder customers may not be fully eliminated from our ongoing revenues inasmuch as our goal is to convert these customers to a bulk $CO_2$ service plan. Accordingly, the expected declining revenues derived from stand-alone high pressure cylinder customers is not expected to have a material impact on our results of operations.

### *Cost of Products Sold*

Costs of products sold increased by $2.3 million, or 7.0%, from $33.2 million in 2001 to $35.5 million in 2002, and as a percentage of net sales, equaled 49.1% in both fiscal years. Operational wages and benefits increased by $1.5 million from $13.5 million in 2001 to $15.0 million in 2002, and as a percentage of net sales, increased from 20.0% in 2001 to 20.8% in 2002. The increases are primarily attributable to increased field management personnel to enhance the operational effectiveness of our depots locally. Product purchases increased by $1.1 million from $9.7 million in 2001 to $10.8 million in 2002, and as a percentage of net sales, increased from 14.3% in 2001 to 15.0% in 2002. The dollar increase is attributable to increased purchases of $CO_2$, partially offset by lower per pound costs, based on volume incentive pricing. Truck expenses decreased $0.7 million from $6.0 million in 2001 to $5.3 million in 2002 while decreasing as a percentage of sales from 8.8% in 2001 to 7.4% in 2002. The dollar decrease is primarily attributable to decreased fuel and truck repair costs.

### *Selling, General and Administrative Expenses*

Selling, general and administrative expenses increased by $0.2 million, or 1.4%, from $17.4 million in 2001 to $17.6 million in 2002, and as a percentage of net sales decreased from 25.7% in 2001 to 24.4% in 2002. The increase is primarily attributable to increases in selling, executive and administrative wages and benefits and other general expenses, offset by a decrease in bad debt expense.

Selling and administrative wages and benefits increased by $0.2 million from $9.7 million in 2001 to $9.9 million in 2002. These costs include wages and benefits associated with the hiring of incremental sales and corporate management.

Other general expenses increased $0.3 million from $4.6 million in 2001 to $4.9 million in 2002. Bad debt expense decreased $0.3 million from $3.1 million in 2001 to $2.8 million in 2002. As a percentage of net sales, bad debt expense decreased from 4.5% in 2001 to 3.8% in 2002. The decrease is primarily attributable to corrective action taken on the potential uncollectibility of certain accounts receivable that came to light as a result of several issues in the billing and cash application areas noted in the prior year. We believe that the factors that gave rise to these issues have been addressed in order to prevent their reoccurrence in the future. Although there was a decrease in bad debt expense for 2002 compared to 2001, a charge of $1.9 million was recorded in the fourth quarter to increase reserves due to the unusually high closure rate among independent operators who have gone out of business in recent periods because of unfavorable economic conditions.

### *Depreciation and Amortization*

Depreciation and amortization decreased from $17.5 million in 2001 to $16.3 million in 2002. As a percentage of net sales, depreciation and amortization expense decreased from 25.8% in 2001 to 22.6% in 2002. Depreciation expense increased from $12.3 million in 2001 to $12.6 million in 2002 primarily as a result of new asset additions. Amortization expense decreased by $1.4 million from $5.1 million in 2001 to $3.7 million in 2002.

# *Management's Discussion and Analysis of Financial Condition and Results of Operations* *(continued)*

The decrease in amortization expense is a result of our adoption of Statement of Financial Accounting Standards No. 142, *"Goodwill and Other Intangible Assets."* This accounting standard requires that goodwill be separately disclosed from other intangible assets in the balance sheet, and no longer be amortized, but tested for impairment on a periodic basis. In accordance with this standard we discontinued the amortization of goodwill effective July 1, 2001. For fiscal 2002, we were not required to recognize an impairment of goodwill.

### *Loss on Asset Disposal*

Loss on asset disposal decreased $0.2 million from $4.9 million in 2001 to $4.7 million in 2002, while decreasing as a percentage of net sales from 7.2% in 2001 to 6.4% in 2002.

In June 2001, we decided to discontinue further installation of 50 and 100 lb. tanks. As a result of this decision, a loss of $1.2 million was recognized for 50 and 100 lb. tanks held in inventory as of June 30, 2001. In addition, during 2001 we recognized a loss of $1.8 million as a result of adopting a conservative approach to recognizing a loss associated with unamortized tank costs at lost customer sites.

During 2002, we adopted a plan to replace all 50 and 100 lb. tanks still in service at customer sites over a three to four year period. The decision to replace these tanks was based on an evaluation of the general economic viability of the asset class. Such conclusion was achieved by examining undiscounted cash flow generation, contribution to depot fixed overhead, pricing and targeted margins. As a result of our decision, the 50 and 100 lb. tanks at customer sites as of June 30, 2002 were written down by $1.8 million to the estimated net realizable value of $2.8 million, and the useful lives of these assets were shortened to not to exceed a period of four years. In connection with the decision to replace the 50 and 100 lb. asset class, we recognized an additional loss of $1.1 million relating to the 50 and 100 lb. tanks removed from service during the year, all of which were subsequently disposed of in the first quarter of fiscal 2003.

### *Operating Income (Loss)*

Operating loss decreased by $3.5 million from $5.3 million in 2001 to $1.8 million in 2002. As a percentage of net sales, operating loss decreased from 7.8% in 2001 to 2.5% in 2002.

### *Loss on Early Extinguishment of Debt*

We accelerated the recognition of $0.8 million in deferred financing costs in 2002 associated with the refinancing of our long-term debt.

### *Interest Expense*

Interest expense, net, decreased by $1.8 million, from $10.2 million in 2001 to $8.4 million in 2002, and decreased as a percentage of net sales from 15.1% in 2001 to 11.6% in 2002. The dollar decrease is primarily attributable to an overall decline in interest rates as well as lower average debt levels. The effective interest rate of all debt outstanding during 2002 was 9.7% as compared to 11.2% in 2001.

### *Net Loss*

Net loss decreased by $4.5 million, or 29.2%, from $15.5 million in 2001 to $11.0 million in 2002. No provision for income tax expense in either 2001 or 2002 has been made due to historical net losses. At June 30, 2002, we had net operating loss carryforwards for federal income tax purposes of $94.0 million, which are available to offset future federal taxable income, if any, in varying amounts through June 2022.

### *EBITDA*

Earnings before interest, taxes, depreciation and amortization ("EBITDA") is one of the principal financial measures by which we measure our financial performance. EBITDA is a widely accepted financial indicator used by many investors, lenders and analysts to analyze and compare companies on the basis of operating performance, and we believe that EBITDA provides useful information regarding our ability to service our debt and other obligations. However, EBITDA does not represent cash flow from operations, nor has it been presented as a substitute to operating income or net income as indicators of our operating performance. EBITDA excludes significant costs of doing business and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with accounting principles generally accepted in the United States of America. In addition, our calculation of EBITDA may be different from the calculation used by our competitors, and therefore comparability may be affected. In addition, our lenders also use EBITDA to assess our compliance with debt covenants. These financial covenants are based on a measure that is not consistent with accounting principles generally accepted in the United States of America. Such measure is EBITDA (as defined) as modified by certain defined adjustments.

EBITDA, as set forth in the table below, increased by approximately $2.3 million, or 19.3%, from $12.2 million in 2001 to $14.5 million in 2002 and increased as a percentage of net sales from 18.0% to 20.1%.

| Fiscal Year Ended June 30, | 2002 | 2001 |
|---|---|---|
| Net (loss) | $(10,971) | $(15,485) |
| Interest expense | 8,402 | 10,207 |
| Depreciation and amortization | 16,319 | 17,475 |
| Loss on early extinguishment of debt | 796 | — |
| EBITDA | $ 14,546 | $ 12,197 |
| Cash flows provided by (used in): | | |
| Operating activities | $ 10,858 | $ 5,213 |
| Investing activities | $(12,817) | $(11,761) |
| Financing activities | $ 2,895 | $ 6,895 |

## Recent Accounting Pronouncements

In April 2002, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 145, *"Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections"* ("SFAS 145"). Among other things, SFAS 145 rescinds the provisions of SFAS No. 4 that require companies to classify certain gains and losses from debt extinguishments as extraordinary items. The provisions of SFAS 145 related to classification of debt extinguishments are effective for fiscal years beginning after May 15, 2002. Gains and losses from extinguishment of debt will be classified as extraordinary items only if they meet the criteria in APB Opinion No. 30 ("APB 30"); otherwise such losses will be classified as a component of continuing operations. We adopted SFAS 145 during the quarter ended September 30, 2002. In accordance with APB 30 and SFAS 145, we have reclassified the $796,000 extraordinary loss on the early extinguishment of debt for fiscal 2002 to a component of continuing operations.

In June 2002, the FASB issued SFAS 146, *"Accounting for Costs Associated with Exit or Disposal Activities"* ("SFAS 146") which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3 *"Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)"* ("EITF 94-3"). The principal difference between SFAS 146 and EITF 94-3 relates to SFAS 146's requirements for recognition of a liability for a cost associated with an exit or disposal activity. SFAS 146 requires that a liability be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. SFAS 146 also establishes that fair value is the objective for initial measurement of the liability. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002, but early application is encouraged. The adoption of SFAS 146 during the first quarter of fiscal 2003 had no impact on our financial position, results of operations or cash flow for the period presented.

In December 2002, FASB issued SFAS No. 148, *"Accounting for Stock-Based Compensation—Transition and Disclosure"* ("SFAS 148"). SFAS 148 amends SFAS No. 123, *"Accounting for Stock-Based Compensation"* ("SFAS 123"), to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on the reported results. The provisions of SFAS 148 are effective for financial statements for fiscal years ending after December 15, 2002. The adoption of SFAS 148 had no impact on our financial position, results of operations or cash flows for the periods presented.

In the first quarter of fiscal 2003, we adopted SOP 01-06, *"Accounting by Certain Entities (Including Entities with Trade Receivables) That Lend to or Finance the Activities of Others"* ("SOP 01-06"). SOP 01-06 addresses disclosures on accounting policies relating to trade accounts receivable and is effective prospectively for financial statements issued for fiscal years beginning after December 15, 2001. The adoption of SOP 01-06 had no impact on our financial position, results of operations or cash flows for the periods presented.

In April 2003, the FASB issued SFAS No. 149, *"Amendment of Statement 133 on Derivative Instruments and Hedging Activities"* ("SFAS 149"). SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133. SFAS 149 is effective for contracts entered into or modified after June 30, 2003, and hedging relations designated after June 30, 2003, except for those provisions of SFAS 149 which relate to SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003. For those issues, the provisions that are currently in effect should continue to be applied in accordance with their respective effective dates. In addition, certain provisions of SFAS 149, which relate to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to both existing contracts and new contracts entered into after June 30, 2003. The adoption of SFAS 149 is not expected to have a material effect on our financial position, results of operations or cash flows.

In May 2003, the FASB issued SFAS No. 150, *"Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity"* ("SFAS 150"). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 requires that an issuer classify a financial instrument that is within the scope of SFAS No. 150 as a liability. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective beginning September 1, 2003. The adoption of SFAS 150 is not expected to have a material effect on our financial position, results of operations or cash flows.

In May 2003, the EITF reached a consensus on Issue No. 00-21, *"Revenue Arrangements with Multiple Deliverables"* ("EITF 00-21"). EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which the vendor will perform multiple revenue generating activities. Currently, we as lessor, recognize revenue from leasing $CO_2$ systems on a straight-line basis over the life of the related leases. As discussed in Note 1(i) to the Financial Statements, the majority of $CO_2$ system leases generally include payments for leasing the equipment and a continuous supply of $CO_2$. For periods beginning after June 15, 2003, EITF 00-21 will require us to segregate the recognition of revenues derived from the lease portion of these agreements from the revenues, net income and EBITDA derived from $CO_2$ usage. Such segregation may impact the recognition of revenues on a quarterly basis as $CO_2$ usage by the average customer fluctuates during a fiscal year based on factors such as weather, traditional summer and holiday periods. We are currently evaluating the potential impact of the implementation of EITF 00-21 on our financial position and results of operations.

## Liquidity and Capital Resources

Our cash requirements consist principally of (1) capital expenditures associated with purchasing and placing new bulk $CO_2$ systems into service at customers' sites; (2) payments of principal and interest on outstanding indebtedness; and (3) working capital. Whenever possible, we seek to obtain the use of vehicles, land, buildings, and other office and service equipment under operating leases as a means of conserving capital. As of June 30, 2003, we anticipated making cash capital expenditures of approximately $15.0 million in fiscal 2004, primarily for purchases of bulk $CO_2$ systems for new customers, the replacement with larger bulk $CO_2$ systems of 50 and 100 lb. systems in service at existing customers, as appropriate, and replacement $CO_2$ tanks for our bulk truck fleet. In June 2002, we adopted a plan to replace all 50 and 100 lb. bulk $CO_2$ systems in service at customers over a three to four year period. While this decision may not increase revenues from these customers, it is expected to improve operating efficiencies, gross margins and profitability. Once bulk $CO_2$ systems are placed into service, we generally experience positive cash flows on a per-unit basis, as there are minimal additional capital expenditures required for ordinary operations. In addition to capital expenditures related to internal growth, we review opportunities to acquire bulk $CO_2$ service accounts, and may require cash in an amount dictated by the scale and terms of any such transactions successfully concluded.

On September 24, 2001, we entered into a $60.0 million second amended and restated revolving credit facility with a syndicate of banks (the "Amended Credit Facility"). Prior to June 30, 2002, the Amended Credit Facility was amended to adjust certain financial covenants for the quarter ended June 30, 2002 and prospectively, and non-compliance with the minimum EBITDA covenant for the three months ended March 31, 2002 was waived. As of June 30, 2002, we were not in compliance with certain of our financial covenants. On September 30, 2002, the Amended Credit Facility was amended to adjust certain financial covenants for the quarter ended September 30, 2002 and prospectively, non-compliance with financial covenants for the three months ended June 30, 2002 was waived, and the maturity of the Amended Credit Facility was extended to November 17, 2003. On August 22, 2002, we completed the private placement of 1,663,846 shares of our common stock to 24 accredited investors at a price of $9.75 per share realizing net cash proceeds of approximately $15.1 million after $1.1 million of issuance costs. Pursuant to the requirements of the Amended Credit Facility, we used $14.5 million of the proceeds to pay down outstanding debt under the Amended Credit Facility. As of September 30, 2002, we were in compliance with all of the financial covenants under the Amended Credit Facility. On February 7, 2003, the Amended Credit Facility was amended to adjust certain financial covenants prospectively, non-compliance with the minimum EBITDA covenant for the three months ended December 31, 2002 was waived, the maturity of the Amended Credit Facility was extended to April 29, 2004, and the Amended Credit Facility was reduced to $45.0 million. As of March 31, 2003 and June 30, 2003, we were in compliance with all of the financial covenants under the Amended Credit Facility.

On August 25, 2003, we terminated the Amended Credit Facility and entered into a $50.0 million senior credit facility with a syndicate of banks (the "Senior Credit Facility"). The Senior Credit Facility consists of a $30.0 million A term loan facility (the "A Term Loan"), a $10.0 million B term loan facility (the "B Term Loan"), and a $10.0 million revolving loan facility (the "Revolving Loan Facility"). The A Term Loan matures on August 25, 2007, the B Term Loan matures on August 25, 2008 and the Revolving Loan Facility matures on August 25, 2007. The B Term Loan is subordinate in right of payment to the A Term Loan and borrowings under the Revolving Loan Facility. We are entitled to select either Eurodollar Loans (as defined) or Base Rate Loans (as defined), plus applicable margin, for principal borrowings under the Senior Credit Facility. The applicable Eurodollar Loan margin for A Term Loans and borrowings pursuant to the Revolving Loan Facility ranges from 3.5% to 4.0%, and the applicable Base Rate Loan margin for A Term Loans and borrowings pursuant to the Revolving Loan Facility ranges from 2.5% to 3.0%, provided that until delivery to the lenders of our financial statements for the quarter ending June 30, 2004, the margin on Eurodollar Loans is 4.0% and the margin for Base Rate Loans is 3.0%. The applicable Eurodollar Loan margin and Base Rate Loan margin for B Term Loans is 7.5% and 6.5%, respectively. Applicable margin is determined by a pricing grid based on our Consolidated Total Leverage Ratio (as defined). At closing, we borrowed the A Term Loan, the B Term Loan and $3.0 million under the Revolving Loan Facility. Interest is payable periodically on borrowings under the Senior Credit Facility. In addition, commencing on December 31, 2003 and on the last day of each quarter thereafter, we are required to make principal repayments on the A Term Loan in increasing amounts. The Senior Credit Facility is collateralized by all of our assets. Additionally, we are precluded from declaring or paying any cash dividends, except we may accrue and accumulate, but not pay, cash dividends on our outstanding redeemable preferred stock. We are also required to meet certain affirmative and negative covenants, including but not limited to financial covenants.

We are required to assess our compliance with financial covenants under the Senior Credit Facility on a quarterly basis. These financial covenants are based on a measure that is not consistent with accounting principles generally accepted in the United States of America. Such measure is EBITDA (as defined), which represents earnings before interest, taxes, depreciation and amortization, as further modified by certain defined adjustments. The failure to meet these covenants, absent a waiver or amendment, would place us in default and cause the debt outstanding under the Senior Credit Facility to immediately become due and payable. The Senior Credit Facility also includes certain cross-default provisions to our 16.3% Senior Subordinated Notes Due February 27, 2009.

In October 1997, we issued $30.0 million of our 12% Senior Subordinated Promissory Notes ("1997 Notes") with interest only payable semi-annually on April 30 and October 31, due October 31, 2004. On May 4, 1999, we sold an additional $10.0 million of our 12% Senior Subordinated Promissory Notes ("1999 Notes"). Except for their October 31, 2005 maturity date, the 1999 Notes were substantially identical to the 1997 Notes. As of June 30, 2002 and at various dates in the past we have been unable to meet certain covenants under the 1997 Notes and 1999 Notes and have had to obtain waivers or modifications. On September 27, 2002, concurrently with the amendment to the Amended Credit Facility, certain financial covenants of the 1997 Notes and 1999 Notes were amended to adjust certain financial covenants for the quarter ended June 30, 2002, and prospectively. As of September 30, 2002, December 31, 2002 and March 31, 2003, we were in compliance with all of the financial covenants under the 1997 Notes and 1999 Notes. On February 7, 2003, the interest coverage ratio governing the 1997 Notes and 1999 Notes was amended for the quarter ended March 31, 2003 and prospectively. As of June 30, 2003, we were in compliance with all of the financial covenants under the 1997 Notes and 1999 Notes.

On August 25, 2003, concurrently with the closing of the Senior Credit Facility, we prepaid the 1997 Notes and 1999 Notes and issued $30.0 million of our 16.3% Senior Subordinated Notes Due February 27, 2009 (the "New Notes") with interest only payable quarterly in arrears on February 28, May 31, August 31 and November 30 of each year, commencing November 30, 2003. Interest on the New Notes is 12% per annum payable in cash and 4.3% per annum payable "in kind" by adding the amount of such interest to the principal amount of the New Notes then outstanding. Ten year warrants to purchase an aggregate of 425,000 shares of our common stock at an exercise price of $8.79 per share were issued in connection with the New Notes. As with the Senior Credit Facility, we are required to meet certain affirmative and negative covenants under the New Notes, including but not limited to financial covenants.

Although we believe that we will be able to comply with the current provisions of our borrowing arrangements, circumstances may result in our having to obtain waivers or further modifications in the future.

During fiscal 2003, our capital resources included cash flows from operations, proceeds from the private placement of our common stock and available borrowing capacity under the Amended Credit Facility. As of June 30, 2003, a total of $30.7 million was outstanding under the Amended Credit Facility. As of September 19, 2003, a total of $43.0 million was outstanding under the Senior Credit Facility with a weighted average interest rate of 6.04%.

We believe that cash flows from operations and available borrowings under the Senior Credit Facility will be sufficient to fund proposed operations for at least the next twelve months.

The table below sets forth our obligations (in thousands) as of June 30, 2003, reflecting the payoff of our Amended Credit Facility, 1997 Notes and 1999 Notes in August 2003:

| Contractual Obligations | Total | Year | 2–3 Years | Less than 1<br>4–5 Years | Thereafter |
|---|---|---|---|---|---|
| Senior Credit Facility | $43,253 | $2,294 | $15,350 | $15,609 | $10,000 |
| Subordinated debt | 30,000 | — | — | — | 30,000 |
| Non-competition agreements | 80 | 80 | — | — | — |
| Employment Agreements | 1,960 | 758 | 1,142 | 60 | |
| Operating leases | 12,934 | 3,915 | 5,240 | 2,776 | 1,002 |
| Total obligations | $88,227 | $7,047 | $21,732 | $18,445 | $41,002 |

In addition, in May 1997 we entered into a ten year exclusive bulk $CO_2$ requirements contract with The BOC Group, Inc.

*Working Capital.* At June 30, 2003 and June 30, 2002, we had working capital of $(1.7) million and $2.3 million, respectively. While working capital decreased from 2002 to 2003, we used excess funds generated by operations offset by capital needs, as discussed below, along with $14.5 million generated by the private placement of our common stock, to reduce the outstanding amounts under our Amended Credit Facility.

*Cash Flows from Operating Activities.* Cash flows provided by operations increased by $4.9 million from $10.9 million in 2002 to $15.8 million in 2003. The improvement is primarily due to our improvement in net income (excluding non-cash charges) of $3.1 million and a $1.9 million improvement in the working capital components of our balance sheet.

*Cash Flows from Investing Activities.* During 2003 and 2002, net cash used in investing activities was $13.9 million and $12.8 million, respectively. These investing activities were primarily attributable to the acquisition, installation and direct placement costs of bulk $CO_2$ systems.

*Cash Flows from Financing Activities.* During 2003 cash flows used in financing activities was $3.0 million compared to $2.9 million provided by operations in 2002. During fiscal 2003, we completed the private placement of 1,663,846 shares of our common stock to 24 accredited investors at a price of $9.75 per share realizing net cash proceeds of approximately $15.1 million after $1.1 million of issuance costs. Pursuant to the requirements of the Amended Credit Facility, we used $14.5 million of the proceeds to pay down outstanding debt under the Amended Credit Facility. In addition, during a significant portion of 2003, our cash flows generated from operations exceeded our growth capital needs, thus allowing us to use the remaining portion to apply towards our outstanding debt levels.

In 2002, cash flows from financing activities included $5.4 million from the issuance of 2,500 shares of Series B 8% Cumulative Convertible Preferred Stock and the exercise of stock options, offset principally by an increase in deferred financing costs under the Amended Credit Facility. As a result of amending the Amended Credit Facility in August 2001, we simultaneously paid down the existing facility and received funding, from net proceeds from the issuance of long-term debt of $0.1 million.

## Inflation

The modest levels of inflation in the general economy have not affected our results of operations. Additionally, our customer contracts generally provide for annual increases in the monthly rental rate based on increases in the consumer price index. We believe that inflation will not have a material adverse effect on our future results of operations.

Our bulk $CO_2$ supply contract with The BOC Group, Inc. ("BOC") provides for annual adjustments in the purchase price for bulk $CO_2$ based upon increases or decreases in the Producer Price Index for Chemical and Allied Products or the average percentage increase in the selling price of bulk merchant carbon dioxide purchased by BOC's large, multi-location beverage customers in the United States.

## Critical Accounting Policies

In preparing our financial statements, we make estimates, assumptions and judgments that can have a significant impact on our revenue, operating income and net income, as well as on the reported amounts of certain assets and liabilities on our balance sheet. We believe that the estimates, assumptions and judgments involved in the accounting policies described below have the greatest potential impact on our financial statements, so we consider these to be our critical accounting policies. Estimates in each of these areas are based on historical experience and a variety of assumptions that we believe are appropriate. Actual results may differ from these estimates.

### *Valuation of Long-Lived Assets*

We review our long-lived assets for impairment, principally property and equipment, whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. To determine recoverability of our long-lived assets, we evaluate the probability that future undiscounted net cash flows will be greater than the carrying amount of our assets. Impairment is measured based on the difference between the carrying amount of our assets and their estimated fair value. See Note 2 of the financial statements for more information regarding asset write-downs recognized during the years ended June 30, 2002 and 2001.

Certain events may occur that would materially affect our estimates and assumptions related to depreciation. Unforeseen changes in operations or technology could substantially alter management's assumptions regarding our ability to realize the return of our investment in operating assets and therefore affect the amount of depreciation expense to charge against both current and future revenues. Because depreciation expense is a function of historical experiences, analytical studies and professional judgments made of property, plant and equipment, subsequent studies could result in different estimates of useful lives and net salvage values. If future depreciation studies yield results indicating that our assets have shorter lives as a result of obsolescence, physical condition, changes in technology or changes in net salvage values, the estimate of depreciation expense could increase. Likewise, if studies indicate that assets have longer lives, the estimate of depreciation expense could decrease. For the year ended June 30, 2003, depreciation expense was $13,836,983 representing 19.3% of operating expenses. If the estimated lives of all assets being depreciated were increased by one year, depreciation expense would have decreased by approximately $1,100,000 or 8.0%. Conversely, if the estimated lives of all assets decreased by one year, depreciation expense would have increased by $1,400,000 or 10.1%.

Goodwill represents the cost in excess of the fair value of the tangible and identifiable intangible net assets of businesses acquired and, prior to July 1, 2001, was amortized on a straight-line method over 20 years. Effective July 1, 2001, we adopted Statement of Financial Accounting Standards No. 142, *"Goodwill and Other Intangible Assets,"* pursuant to which, goodwill and indefinite life intangible assets are no longer amortized but are subject to annual impairment tests. Other intangible assets with finite lives continue to be amortized on a straight-line method over the periods of expected benefit. Other intangible assets consist of customer lists and non-competition agreements, principally acquired in 1995 through 1998 in connection with certain asset acquisitions. Customer lists are being amortized on a straight-line method over five years, the average life of customer leases, and non-competition agreements, which generally preclude the other party from competing with us in a designated geographical area for a stated period of time, are being amortized on a straight-line method over their contractual lives which range from thirty to one hundred and twenty months.

### *Reserves for Uncollectible Accounts Receivable*

We make ongoing assumptions relating to the collectibility of our accounts receivable. The accounts receivable amount on our balance sheet includes a reserve for accounts that might not be paid. Such reserve is evaluated and adjusted on a monthly basis by examining our historical losses, aging of our trade receivables, the creditworthiness of significant customers based on ongoing evaluations, and current economic trends that might impact the level of credit losses in the future. The composition of receivables consists of on-time payers, "slow" payers, and at risk receivables, such as receivables from customers who no longer do business with us, are bankrupt, or are out of business. Substantially all at risk receivables greater than 120 days outstanding are fully reserved, with the reserve of all receivables at risk, regardless of days outstanding, exceeding 93% of the total amount at risk as of June 30, 2003. While we believe that our current reserves are adequate to cover potential credit losses, we cannot predict future changes in the financial stability of our customers and we cannot guarantee that our reserves will continue to be adequate. If actual credit losses are significantly greater than the reserve we have established, that would increase our general and administrative expenses and reduce our reported net income. Conversely, if actual credit losses are significantly less than our reserve, this would eventually decrease our general and administrative expenses and increase our reported net income.

### *Deferred Income Taxes*

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment and record a valuation allowance to reduce our deferred tax assets to the amount that is expected to be realized in future periods.

# *Balance Sheets*

*(In thousands, except share amounts)*

| June 30, | 2003 | 2002 |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 455 | $ 1,562 |
| Trade accounts receivable; net of allowance for doubtful accounts of $2,299 and $3,085, respectively | 6,217 | 7,171 |
| Inventories | 210 | 235 |
| Prepaid expenses and other current assets | 1,605 | 1,966 |
| Total current assets | 8,487 | 10,934 |
| Property and equipment, net | 92,448 | 95,084 |
| Other assets: | | |
| Goodwill, net | 19,222 | 19,222 |
| Deferred financing costs, net | 1,593 | 2,524 |
| Customer lists, net | 25 | 281 |
| Non-competition agreements, net | 985 | 1,282 |
| Deferred lease acquisition costs, net | 2,892 | 2,991 |
| Other assets | 194 | 320 |
| | 24,911 | 26,620 |
| Total assets | $125,846 | $132,638 |
| **Liabilities and Shareholders' Equity** | | |
| Current liabilities: | | |
| Current maturities of long-term debt | $ 2,294 | $ 40 |
| Accounts payable | 4,095 | 3,512 |
| Accrued expenses | 1,315 | 2,304 |
| Accrued interest | 981 | 1,479 |
| Accrued payroll | 1,212 | 897 |
| Other current liabilities | 329 | 371 |
| Total current liabilities | 10,226 | 8,603 |
| Long-term debt, excluding current maturities | 28,659 | 48,254 |
| Subordinated debt | 39,576 | 39,366 |
| Customer deposits | 3,191 | 2,644 |
| Total liabilities | 81,652 | 98,867 |
| Commitments and contingencies | | |
| Redeemable preferred stock | 9,258 | 8,552 |
| Shareholders' equity: | | |
| Preferred stock; no par value; 5,000,000 shares authorized; issued and outstanding 7,500 shares at June 30, 2003 and 2002 | — | — |
| Common stock; par value $.001 per share; 30,000,000 shares authorized; issued and outstanding 10,633,405 shares at June 30, 2003 and 8,969,059 at June 30, 2002 | 11 | 9 |
| Additional paid-in capital | 92,938 | 78,584 |
| Accumulated deficit | (57,884) | (52,945) |
| Accumulated other comprehensive loss | (129) | (429) |
| Total shareholders' equity | 34,936 | 25,219 |
| Total liabilities and shareholders' equity | $125,846 | $132,638 |

See accompanying notes to financial statements.

# *Statements of Operations*

*(In thousands, except per share amounts)*

| Years Ended June 30, | **2003** | 2002 | 2001 |
|---|---|---|---|
| Net sales | **$74,409** | $ 72,312 | $ 67,633 |
| Costs and expenses: | | | |
| Cost of products sold, excluding depreciation and amortization | **35,538** | 35,491 | 33,177 |
| Selling, general and administrative expenses | **17,485** | 17,614 | 17,368 |
| Depreciation and amortization | **17,167** | 16,319 | 17,475 |
| Loss on asset disposal | **1,671** | 4,661 | 4,891 |
| | **71,861** | 74,085 | 72,911 |
| Operating income (loss) | **2,548** | (1,773) | (5,278) |
| Interest expense | **7,487** | 8,402 | 10,207 |
| Loss on early extinguishment of debt | **—** | 796 | — |
| Net (loss) | **$ (4,939)** | $(10,971) | $(15,485) |
| Basic and diluted earnings per common share | | | |
| Net (loss) | **$ (0.54)** | $ (1.32) | $ (2.01) |
| Weighted average number of common and common equivalent shares outstanding, basic and diluted | **10,396** | 8,742 | 7,926 |

See accompanying notes to financial statements.

# *Statements of Shareholders' Equity*

*(In thousands, except share amounts)*

| | Common Stock | | Additional Paid-In Capital | Accumulated Deficit | Accumulated Other Comprehensive Loss | Total Shareholders' Equity |
|---|---|---|---|---|---|---|
| | Shares | Amount | | | | |
| Balance, June 30, 2000 | 7,275,015 | $ 7 | $64,722 | $ (26,489) | $ — | $ 38,240 |
| Comprehensive (loss): | | | | | | |
| Net (loss) | — | — | — | (15,485) | — | (15,485) |
| Other comprehensive expense: | | | | | | |
| Interest rate swap transaction | — | — | — | — | (343) | (343) |
| Total comprehensive (loss) | | | | | | (15,828) |
| Redeemable preferred stock dividend | — | — | (416) | — | — | (416) |
| Issuance of 1,111,111 shares of common stock | 1,111,111 | 1 | 9,918 | — | — | 9,919 |
| Issuance of 264,999 shares of common stock— exercise of options | 264,999 | 1 | 2,066 | — | — | 2,067 |
| Balance, June 30, 2001 | 8,651,125 | 9 | 76,290 | (41,974) | (343) | 33,982 |
| Comprehensive (loss): | | | | | | |
| Net (loss) | — | — | — | (10,971) | — | (10,971) |
| Other comprehensive expense: | | | | | | |
| Interest rate swap transaction | — | — | — | — | (86) | (86) |
| Total comprehensive (loss) | | | | | | (11,057) |
| Redeemable preferred stock dividend | — | — | (586) | — | — | (586) |
| Issuance of 65,574 shares of common stock— exercise of warrants | 65,574 | — | 436 | — | — | 436 |
| Issuance of 252,360 shares of common stock— exercise of options | 252,360 | — | 2,444 | — | — | 2,444 |
| Balance, June 30, 2002 | 8,969,059 | 9 | 78,584 | (52,945) | (429) | 25,219 |
| Comprehensive (loss): | | | | | | |
| Net (loss) | — | — | — | (4,939) | — | (4,939) |
| Other comprehensive income: | | | | | | |
| Interest rate swap transaction | — | — | — | — | 300 | 300 |
| Total comprehensive (loss) | | | | | | (4,639) |
| Redeemable preferred stock dividend | — | — | (706) | — | — | (706) |
| Issuance of 500 shares of common stock— exercise of options | 500 | — | 6 | — | — | 6 |
| Issuance of 1,663,846 shares of common stock | 1,663,846 | 2 | 15,054 | — | — | 15,056 |
| **Balance, June 30, 2003** | **10,633,405** | **$11** | **$92,938** | **$(57,884)** | **$(129)** | **$ 34,936** |

See accompanying notes to financial statements.

# *Statements of Cash Flows*

*(In thousands)*

| Years Ended June 30, | 2003 | 2002 | 2001 |
|---|---|---|---|
| Cash flows from operating activities: | | | |
| Net (loss) | $ (4,939) | $(10,971) | $(15,485) |
| Adjustments to reconcile net (loss) to net cash provided by operating activities: | | | |
| Depreciation and amortization of property and equipment | 13,836 | 12,604 | 12,349 |
| Amortization of other assets | 3,331 | 3,715 | 5,126 |
| Amortization of original issue discount | 210 | 201 | 197 |
| Loss on asset disposal | 1,671 | 4,661 | 4,891 |
| Loss on early extinguishment of debt | — | 796 | — |
| Changes in operating assets and liabilities: | | | |
| Decrease (increase) in: | | | |
| Trade accounts receivable | 954 | 575 | 1,116 |
| Inventories | 25 | (36) | 23 |
| Prepaid expenses and other current assets | 361 | (747) | (306) |
| Increase (decrease) in: | | | |
| Accounts payable | 743 | 714 | (5,562) |
| Accrued expenses | (989) | (634) | 2,356 |
| Accrued payroll | 316 | 17 | 504 |
| Accrued interest | (198) | 51 | (485) |
| Other current liabilities | (42) | (43) | 151 |
| Customer deposits | 547 | (45) | 338 |
| Net cash provided by operating activities | 15,826 | 10,858 | 5,213 |
| Cash flows from investing activities: | | | |
| Proceeds from disposal of property and equipment | 19 | 91 | 31 |
| Purchase of property and equipment | (12,752) | (11,675) | (10,509) |
| Increase in non-competition agreements | (160) | (160) | (80) |
| Acquisition of businesses | — | — | (36) |
| Increase in deferred lease acquisition costs | (1,125) | (928) | (1,164) |
| Decrease (increase) in other assets | 127 | (145) | (3) |
| Net cash used in investing activities | $(13,891) | $(12,817) | $(11,761) |

See accompanying notes to financial statements.

# *Statements of Cash Flows (continued)*

*(In thousands)*

| Years Ended June 30, | 2003 | 2002 | 2001 |
|---|---|---|---|
| Cash flows from financing activities: | | | |
| Proceeds from issuance of common stock | $ 16,222 | $ — | $ 9,919 |
| Issuance costs—common stock | (1,168) | — | — |
| Proceeds from issuance of redeemable preferred stock | — | 2,500 | — |
| Net proceeds from issuance of long-term debt and subordinated debt | — | 50,000 | 5,900 |
| Repayment of long-term debt | (17,340) | (49,887) | (10,833) |
| Increase in deferred financing costs | (762) | (2,598) | (158) |
| Exercise of options and warrants | 6 | 2,880 | 2,067 |
| Net cash (used in) provided by financing activities | (3,042) | 2,895 | 6,895 |
| (Decrease) increase in cash and cash equivalents | (1,107) | 936 | 347 |
| Cash and cash equivalents, beginning of year | 1,562 | 626 | 279 |
| Cash and cash equivalents, end of year | $ 455 | $ 1,562 | $ 626 |
| Supplemental disclosure of cash flow information: | | | |
| Cash paid during the year for: | | | |
| Interest | $ 7,475 | $ 8,066 | $ 10,497 |
| Income taxes | $ — | $ — | $ — |

Supplemental disclosure of non-cash investing and financing activities:

In 2003, 2002 and 2001, the Company increased the carrying amount of the redeemable preferred stock by $706, $586, and $416, respectively, for dividends that have not been paid and accordingly reduced additional paid-in capital by a like amount.

In 2001, the Company transferred the net realizable value of certain fixed assets held for sale in the amount of $237 to other assets.

In 2001, the Company entered into a non-competition agreement with a former executive officer in the amount of $480. At June 30, 2003, 2002 and 2001, the unpaid portion of the agreement totaled $80, $240 and $400, respectively, and is included in accounts payable.

See accompanying notes to financial statements.

*(In thousands, except per share amounts)*

## Note 1—Description of Business and Summary of Significant Accounting Policies

*(a) Basis of Presentation*

The financial statements include the accounts of $NuCO_2$ Inc. and its wholly-owned subsidiary, $NuCO_2$ Acquisition Corp., which was merged into the Company during the fiscal year ended June 30, 2002. All material intercompany accounts and transactions have been eliminated.

*(b) Description of Business*

The Company is a supplier of bulk $CO_2$ dispensing systems to customers in the food, beverage, lodging and recreational industries in the United States.

*(c) Cash and Cash Equivalents*

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

*(d) Inventories*

Inventories, consisting primarily of carbon dioxide gas, are stated at the lower of cost or market. Cost is determined by the first-in, first-out method.

*(e) Property and Equipment*

Property and equipment are stated at cost. The Company does not depreciate bulk systems held for installation until the systems are in service and leased to customers. Upon installation, the systems, component parts and direct costs associated with the installation are transferred to the leased equipment account. These direct costs are associated with successful placements of such systems with customers under non-cancelable contracts and which would not be incurred by the Company but for a successful placement. Upon early service termination, the unamortized portion of direct costs associated with the installation are expensed. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the respective assets or the lease terms for leasehold improvements, whichever is shorter.

The depreciable lives of property and equipment are as follows:

| | Estimated Life |
|---|---|
| Leased equipment | 5–20 years |
| Equipment and cylinders | 3–20 years |
| Vehicles | 3–5 years |
| Computer equipment | 3–7 years |
| Office furniture and fixtures | 5–7 years |
| Leasehold improvements | lease term |

*(f) Goodwill and Other Intangible Assets*

Goodwill, net of accumulated amortization of $5,006, represents the cost in excess of the fair value of the tangible and identifiable intangible net assets of businesses acquired and, prior to July 1, 2001, was amortized on a straight-line method over 20 years. Effective July 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 142, *"Goodwill and Other Intangible Assets,"* pursuant to which, goodwill and indefinite life intangible assets are no longer amortized but are subject to annual impairment tests. Other intangible assets with finite lives continue to be amortized on a straight-line method over the periods of expected benefit. The Company's other intangible assets consist of customer lists and non-competition agreements, principally acquired in 1995 through 1998 in connection with certain asset acquisitions. Customer lists are being amortized on a straight-line method over five years, the average life of customer leases, and non-competition agreements, which generally preclude the other party from competing with the Company in a designated geographical area for a stated period of time, are being amortized on a straight-line method over their contractual lives which range from thirty to one hundred and twenty months. Non-competition agreements also include an agreement entered into in January 2001, for $480, with the Company's former Chief Executive Officer and Chairman of the Board of Directors, precluding this former officer from competing with the Company for a period of five years.

*(g) Deferred Financing Cost, Net*

Financing costs are being amortized on a straight-line method over the term of the related indebtedness, ranging from fifteen to eighty-four months. Accumulated amortization of financing costs was $4,007 and $2,313 at June 30, 2003 and 2002, respectively.

*(h) Deferred Lease Acquisition Costs, Net*

Deferred lease acquisition costs, net, consist of commissions associated with the acquisition of new leases and are being amortized over the life of the related leases, generally five to six years on a straight-line method. Accumulated amortization of deferred lease acquisition costs was $5,508 and $4,687 at June 30, 2003 and 2002, respectively. Upon early service termination, the unamortized portion of deferred lease acquisition costs are expensed.

*(i) Revenue Recognition*

The Company earns its revenues from the leasing of $CO_2$ systems and related gas sales. The Company, as lessor, recognizes revenue from leasing of $CO_2$ systems on a straight-line basis over the life of the related leases. The majority of $CO_2$ system leases generally include payments for leasing of equipment and a continuous supply of $CO_2$ until usage reaches a pre-determined maximum annual level, beyond which the customer pays for $CO_2$ on a per pound basis. Other $CO_2$ and gas sales are recorded upon delivery to the customer.

*(j) Income Taxes*

Income taxes are accounted for under Financial Accounting Standards Board Statement No. 109, *"Accounting for Income Taxes."* Statement No. 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Under Statement No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

*(k) Net Loss Per Common Share*

Net loss per common share is presented in accordance with SFAS No. 128, *"Earnings per Share."* Basic earnings per common share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per common share incorporate the incremental shares issuable upon the assumed exercise of stock options and warrants to the extent they are not anti-dilutive.

*(l) Use of Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates used when accounting for items such as allowances for doubtful accounts, depreciation and amortization periods, valuation of long-lived assets and income taxes are regarded by management as being particularly significant. These estimates and assumptions are evaluated on an ongoing basis and may require adjustment in the near term. Actual results could differ from those estimates.

*(m) Impairment of Long-Lived Assets*

Long-lived assets, other than goodwill, consist of property and equipment, customer lists, and non-competition agreements. Long-lived assets being retained for use by the Company are tested for recoverability whenever events or changes in circumstances indicate that their carrying values may not be recoverable by comparing the carrying value of the assets with the estimated future undiscounted cash flows that are directly associated with and that are expected to arise as a direct result of the use and eventual disposition of the asset. Impairment losses are recognized only if the carrying amount of a long-lived asset is not recoverable and exceeds the asset's fair value. The impairment loss would be calculated as the difference between asset carrying values and the fair value of the asset with fair value generally estimated based on the present value of the estimated future net cash flows.

Long-lived assets to be disposed of by abandonment continue to be classified as held and used until they cease to be used. If the Company commits to a plan to abandon a long-lived asset before the end of its previously estimated useful life, depreciation estimates are revised to reflect the use of the asset over its shortened useful life. Long-lived assets to be disposed of by sale that meet certain criteria are classified as held for sale and are reported at the lower of their carrying amounts or fair values less cost to sell.

*(n) Employee Benefit Plan*

On June 1, 1996, the Company adopted a deferred compensation plan under Section 401(k) of the Internal Revenue Code, which covers all eligible employees. Under the provisions of the plan, eligible employees may defer a percentage of their compensation subject to the Internal Revenue Service limits. Contributions to the plan are made only by employees.

*(o) Stock-Based Compensation*

At June 30, 2003, the Company had two stock-based compensation plans which are more fully described in Note 8. The Company accounts for these plans under the recognition and measurement principles of APB Opinion No. 25, *"Accounting for Stock Issued to Employees,"* and related interpretations. No stock-based compensation cost is reflected in net income (loss), as all options granted under these plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income (loss) and earnings (loss) per share if the Company had applied the fair value recognition provisions of SFAS No. 123, *"Accounting for Stock-Based Compensation,"* to stock-based compensation.

| Fiscal Year Ended June 30, | 2003 | 2002 | 2001 |
|---|---|---|---|
| Net (loss), as reported | $(4,939) | $(10,971) | $(15,485) |
| Less: | | | |
| Stock-based compensation—fair value measurement | (1,085) | (985) | (544) |
| Net (loss), pro forma | (6,024) | (11,956) | (16,029) |
| Preferred stock dividends | (706) | (586) | (416) |
| Net (loss) available to common shareholders—pro forma | $(6,730) | $(12,542) | $(16,445) |
| Basic and diluted loss per share—reported | $ (0.54) | $ (1.32) | $ (2.01) |
| Basic and diluted loss per share—pro forma | $ (0.64) | $ (1.43) | $ (2.07) |
| Expected volatility | 40% | 40% | 40% |
| Risk free interest rate | 2.6%–3.2% | 3.7%–4.8% | 4.6%–6.0% |
| Expected dividend yield | 0% | 0% | 0% |
| Expected lives | 3–4 years | 1–5 years | 1–5 years |

*(p) Internal Use Software*

Computer software developed or obtained for internal use is included in property and equipment and is accounted for in accordance with Statement of Position 98-1, *"Accounting for the Costs of Computer Software Developed or Obtained for Internal Use."* The Company expenses all costs related to the development of internal-use software other than those incurred during the application development stage. Costs incurred during the application development stage are capitalized and amortized on a straight-line method over the estimated useful life of the software, three to five years.

*(q) Vendor Rebates*

Pursuant to EITF 02-16, *"Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor,"* the Company recognizes rebates received from its supplier of bulk $CO_2$ tanks as a reduction of capitalizable cost. The Company received rebates of $393 during the fiscal year ended June 30, 2003.

*(r) Trade Receivables and Allowance for Doubtful Accounts*

The Company invoices its customers on a monthly basis, with payment due within 30 days of the invoice date. The Company does not provide discounts for early payment, or add financing charges to late payments.

*(In thousands, except per share amounts)*

In conjunction with its trade receivables, the Company has established a reserve for accounts that might not be collectible. Such reserve is evaluated and adjusted on a monthly basis by examining the Company's historical losses, aging of its trade receivables, the creditworthiness of significant customers based on ongoing evaluations, and current economic trends that might impact the level of credit losses in the future. The composition of receivables consists of on-time payers, "slow" payers, and at risk receivables, such as receivables from customers who no longer do business with the Company, are bankrupt, or out of business. Substantially all at risk receivables greater than 120 days outstanding are fully reserved, with the reserve of all receivables at risk, regardless of days outstanding, exceeding 93% of the total amount at risk as of June 30, 2003.

*(s) Recent Accounting Pronouncements*

In April 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 145, *"Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections"* ("SFAS 145"). Among other things, SFAS 145 rescinds the provisions of SFAS No. 4 that require companies to classify certain gains and losses from debt extinguishments as extraordinary items. The provisions of SFAS 145 related to classification of debt extinguishments are effective for fiscal years beginning after May 15, 2002. Gains and losses from extinguishment of debt will be classified as extraordinary items only if they meet the criteria in APB Opinion No. 30 ("APB 30"); otherwise such losses will be classified as a component of continuing operations. The Company adopted SFAS 145 during the quarter ended September 30, 2002. In accordance with APB 30 and SFAS 145, the Company reclassified the $796 extraordinary loss on the early extinguishment of debt for fiscal 2002 to a component of continuing operations.

In June 2002, the FASB issued SFAS 146, *"Accounting for Costs Associated with Exit or Disposal Activities"* ("SFAS 146") which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3 *"Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)"* ("EITF 94-3"). The principal difference between SFAS 146 and EITF 94-3 relates to SFAS 146's requirements for recognition of a liability for a cost associated with an exit or disposal activity. SFAS 146 requires that a liability be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. SFAS 146 also establishes that fair value is the objective for initial measurement of the liability. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002, but early application is encouraged. The adoption of SFAS 146 during the first quarter of fiscal 2003 had no impact on the Company's financial position, results of operations or cash flows for the periods presented.

In December 2002, the FASB issued SFAS No. 148, *"Accounting for Stock-Based Compensation—Transition and Disclosure"* ("SFAS 148"). SFAS 148 amends SFAS No. 123, *"Accounting for Stock-Based Compensation"* ("SFAS 123"), to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on the reported results. The provisions of SFAS 148 are effective for financial statements for fiscal years ending after December 15, 2002. The adoption of SFAS 148 had no impact on the Company's financial position, results of operations or cash flows for the periods presented.

In the first quarter of fiscal 2003, the Company adopted SOP 01-06, *"Accounting by Certain Entities (Including Entities with Trade Receivables) That Lend to or Finance the Activities of Others"* ("SOP 01-06"). SOP 01-06 addresses disclosures on accounting policies relating to trade accounts receivable and is effective prospectively for financial statements issued for fiscal years beginning after December 15, 2001. The adoption of SOP 01-06 had no impact on the Company's financial position, results of operations or cash flows for the periods presented.

In April 2003, the FASB issued SFAS No. 149, *"Amendment of Statement 133 on Derivative Instruments and Hedging Activities"* ("SFAS 149"). SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and hedging relations designated after June 30, 2003, except for those provisions of SFAS No. 149 which relate to SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003. For those issues, the provisions that are currently in effect should continue to be applied in accordance with their respective effective dates. In addition, certain provisions of SFAS No. 149, which relate to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to both existing contracts and new contracts entered into after June 30, 2003. The adoption of SFAS No. 149 is not expected to have a material effect on the Company's financial position, results of operations or cash flows.

In May 2003, the FASB issued SFAS No. 150, *"Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity"* ("SFAS 150"). SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within the scope of SFAS No. 150 as a liability. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective beginning September 1, 2003. The adoption of SFAS No. 150 is not expected to have a material effect on the Company's financial position, results of operations or cash flows.

In May 2003, the EITF reached a consensus on Issue No. 00-21, *"Revenue Arrangements with Multiple Deliverables"* ("EITF 00-21"). EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which the vendor will perform multiple revenue generating activities. Currently, the Company, as lessor, recognizes revenue from leasing $CO_2$ systems on a straight-line basis over the life of the related leases. As discussed in Note 1(i), the majority of $CO_2$ system leases generally include payments for leasing the equipment and a continuous supply of $CO_2$. For periods beginning after June 15, 2003, EITF 00-21 will require the Company to segregate the recognition of revenues derived from the lease portion of these agreements from the revenues derived from $CO_2$ usage. Such segregation may impact the recognition of revenues on a quarterly basis as $CO_2$ usage by the average customer fluctuates during a fiscal year based on factors such as weather, traditional summer and holiday periods. The Company is currently evaluating the potential impact of the implementation of EITF 00-21 on its financial position and results of operations.

## Note 2 — Property and Equipment, Net

Property and equipment, net consists of the following:

| As of June 30, | 2003 | 2002 |
|---|---|---|
| Leased equipment | $127,463 | $119,773 |
| Equipment and cylinders | 16,405 | 15,357 |
| Tanks held for installation | 4,808 | 4,868 |
| Vehicles | 300 | 325 |
| Computer equipment and software | 4,356 | 3,897 |
| Office furniture and fixtures | 1,643 | 1,406 |
| Leasehold improvements | 1,846 | 1,674 |
| | 156,821 | 147,300 |
| Less accumulated depreciation and amortization | 64,373 | 52,216 |
| | $ 92,448 | $ 95,084 |

Capitalized component parts and direct costs associated with installation of equipment leased to others included in leased equipment was $36,683 and $32,406 at June 30, 2003 and 2002, respectively. Accumulated depreciation and amortization of these costs was $22,450 and $18,258 at June 30, 2003 and 2002, respectively. Upon early service termination, the Company writes off the remaining net book value of direct costs associated with the installation of equipment.

Depreciation and amortization of property and equipment was $13,836, $12,604 and $12,349 for the years ended June 30, 2003, 2002, and 2001, respectively.

In June 2001, the Company adopted a plan to discontinue installation of 50 and 100 lb. tanks and to dispose of the 50 and 100 lb. tanks held for installation. The Company's supply of uninstalled 50 and 100 lb. tanks was written down to estimated fair value of $163, and a loss of $1,155 was reflected in the statement of operations within the caption, loss on asset disposal. These tanks were disposed of in fiscal 2002. During fiscal 2002, an additional loss in the amount of $1,125 was recognized relating to 50 and 100 lb. tanks that were removed from service during the year. Management continued to review the recoverability of the remaining 50 and 100 lb. tanks in service and in June 2002, adopted a plan to replace all 50 and 100 lb. tanks in service at customers over a three to four year period. The Company's decision to replace these small tanks was based on an evaluation of undiscounted cash flows, contribution to fixed depot overhead, pricing and targeted margins. As a result of the Company's decision, the remaining 50 and 100 lb. tanks were written down to their estimated fair value and a loss on impairment of $1,809 was recorded in June 2002. As of June 30, 2003 and 2002, the net book value of the 50 and 100 lb. tanks still in service was $1,313 and $2,765, respectively, which is being depreciated over the remaining period of time that these tanks are expected to be utilized.

## Note 3 — Goodwill and Other Intangible Assets

The Company adopted SFAS 142 as of July 1, 2001, resulting in no goodwill amortization expense for the years ended June 30, 2003 and 2002. Goodwill and indefinite life intangible assets are no longer amortized but are subject to annual impairment tests. The Company was not required to recognize an impairment of goodwill. If the guidance of the statement had been applied retroactively, prior year results would have been different than previously reported. A reconciliation of net income as reported to adjusted net income for the exclusion of goodwill amortization is as follows:

| Fiscal Year Ended June 30, | 2003 | 2002 | 2001 |
|---|---|---|---|
| Net (loss)—as reported | $ (4,939) | $(10,971) | $(15,485) |
| Goodwill amortization | — | — | 1,212 |
| Net (loss)—as adjusted | $ (4,939) | $(10,971) | $(14,273) |
| Based and diluted (loss) per share—as reported | $ (0.54) | $ (1.32) | $ (2.01) |
| Goodwill amortization | — | — | 0.15 |
| Based and diluted (loss) per share—as adjusted | $ (0.54) | $ (1.32) | $ (1.86) |

Information regarding the Company's goodwill and other intangible assets is as follows:

| | Cost | Accumulated Amortization | Net Book Value |
|---|---|---|---|
| **As of June 30, 2003:** | | | |
| Goodwill | $24,228 | $ 5,006 | $ 19,222 |
| Non-competition agreements | 3,110 | 2,125 | 985 |
| Customer lists | 5,370 | 5,345 | 25 |
| | $32,708 | $ 12,476 | $ 20,232 |
| As of June 30, 2002: | | | |
| Goodwill | $24,228 | $ 5,006 | $ 19,222 |
| Non-competition agreements | 3,110 | 1,828 | 1,282 |
| Customer lists | 5,370 | 5,089 | 281 |
| | $32,708 | $ 11,923 | $ 20,785 |

Amortization expense for other intangible assets was $552, $1,155 and $1,235 for the years ended June 30, 2003, 2002 and 2001, respectively. There were no adjustments or changes in amortization periods of other intangible assets as a result of the initial application of SFAS 142.

*(In thousands, except per share amounts)*

Estimated amortization expense for each of the next five years is $307, $279, $226, $161, and $37 for fiscal years ending June 30, 2004, 2005, 2006, 2007, and 2008, respectively.

## Note 4—Leases

The Company leases equipment to its customers generally pursuant to five-year or six-year non-cancelable operating leases which expire on varying dates through June 2009. At June 30, 2003, future minimum rentals due from customers which includes, where applicable, a continuous supply of $CO_2$ (see Note 1(i)), are approximately as follows:

| Year Ending June 30, | |
|---|---|
| 2004 | $ 41,273 |
| 2005 | 37,530 |
| 2006 | 27,751 |
| 2007 | 18,075 |
| 2008 | 11,769 |
| Thereafter | 4,296 |
| | $140,694 |

As discussed in Note 1(s), the Company is currently evaluating the potential impact of EITF 00-21 on its financial position and results of operations.

## Note 5—Long-Term Debt

Long-term debt consists of the following:

| As of June 30, | 2003 | 2002 |
|---|---|---|
| Note payable to bank under credit facility. Drawings at June 30, 2003 and 2002 are at a weighted average interest rate of 4.70% and 5.39%, respectively. | **$30,700** | $ 48,000 |
| Various notes payable | **253** | 294 |
| | **30,953** | 48,294 |
| Less current maturities of long-term debt | **2,294** | 40 |
| Long-term debt, excluding current maturities | **$28,659** | $ 48,254 |

*(a) Facilities as of June 30, 2003*

In September 2001, the Company entered into a $60.0 million second amended and restated revolving credit facility with a syndicate of banks ("Amended Credit Facility"). This facility replaced the Company's former facility, which was due to expire in May 2002. The Amended Credit Facility contains interest rates and an unused commitment fee based on a pricing grid calculated quarterly on total debt to annualized EBITDA (as defined). The Company is entitled to select the Base Rate or LIBOR, plus applicable margin, for principal drawings under the Amended Credit Facility. The applicable LIBOR margin pursuant to the pricing grid currently ranges from 2.50% to 4.75%, the applicable unused commitment fee pursuant to the pricing grid ranges from 0.375% to 0.50% and the applicable Base Rate margin pursuant to the pricing grid currently ranges from 1.50% to 3.75%. Interest only is payable periodically until the expiration of the Amended Credit Facility. The Amended Credit Facility is collateralized by substantially all of the Company's assets. Additionally, the Company is precluded from declaring or paying any cash dividends, except the Company may accrue and accumulate, but not pay, cash dividends on the redeemable preferred stock. The Company is also required to meet certain affirmative and negative covenants including, but not limited to, financial covenants.

The Company is required to assess compliance with its debt covenants under the Amended Credit Facility on a quarterly basis. These financial covenants are based on a measure that is not consistent with accounting principles generally accepted in the United States of America. Such measure is EBITDA (as defined), which represents earnings before interest, taxes, depreciation and amortization, as modified by certain defined adjustments. The failure to meet these covenants, absent a waiver or amendment, would place the Company in default and cause the debt outstanding under the Amended Credit Facility to become immediately due and payable. The Amended Credit Facility also includes certain cross-default provisions to the Company's 12% Senior Subordinated Promissory Notes (see Note 6).

Prior to June 30, 2002, the Amended Credit Facility was amended to adjust certain financial covenants for the quarter ended March 31, 2002 and prospectively, and non-compliance with the minimum EBITDA covenant for the three months ended March 31, 2002 was waived. As of June 30, 2002 the Company was not in compliance with certain of its financial covenants. On September 27, 2002, the Amended Credit Facility was amended to adjust certain financial covenants for the quarter ended June 30, 2002, and prospectively, non-compliance with its financial covenants for the three months ended June 30, 2002 was waived, and the maturity of the Amended Credit Facility was extended to November 17, 2003. As of September 30, 2002, the Company was in compliance with all of the financial covenants under the Amended Credit Facility. On February 7, 2003, the Amended Credit Facility was amended to adjust certain financial covenants for the quarter ended December 31, 2002 and prospectively, non-compliance with the minimum EBITDA covenant for the three months ended December 31, 2002 was waived, the maturity of the Amended Credit Facility was extended to April 29, 2004, and the Amended Credit Facility was reduced to $45.0 million. As of March 31, 2003 and June 30, 2003, the Company was in compliance with all of the financial covenants under the Amended Credit Facility.

On August 22, 2002, the Company completed the private placement of 1,663,846 shares of its common stock to 24 accredited investors at a price of $9.75 per share realizing net cash proceeds of approximately $15.1 million after issuance costs of $1.1 million. Pursuant to the requirements of the Amended Credit Facility, the Company used $14.5 million of the proceeds to pay down outstanding debt under the Amended Credit Facility.

Effective July 1, 2000, the Company adopted SFAS No. 133 *"Accounting for Derivative Instruments and Hedging Activities,"* which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. For a derivative designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings.

The Company uses derivative instruments to manage exposure to interest rate risks. The Company's objectives for holding derivatives are to minimize the risks using the most effective methods to eliminate or reduce the impacts of this exposure. As of June 30, 2003, the Company was a party to an interest rate swap agreement (the "Prior Swap") with a notional amount of $12.5 million and a scheduled termination date of September 28, 2003. Under the Prior Swap, the Company pays a fixed interest rate of 5.23% per annum and receives a LIBOR-based floating rate.

The Prior Swap, which is designated as a cash flow hedge, is deemed to be a highly effective transaction, and accordingly, the gain/(loss) on the derivative instrument is reported as a component of other comprehensive income/(loss). For the years ended June 30, 2003, 2002 and 2001, the Company recorded a gain/(loss) of $300, $(86) and $(343), respectively, representing the change in fair value of the Prior Swap, as other comprehensive income.

*(b) Refinancing Effective August 25, 2003*

On August 25, 2003, the Company terminated the Amended Credit Facility and entered into a $50.0 million senior credit facility with a syndicate of banks (the "Senior Credit Facility"). The Senior Credit Facility consists of a $30.0 million A term loan facility (the "A Term Loan"), a $10.0 million B term loan facility (the "B Term Loan"), and a $10.0 million revolving loan facility (the "Revolving Loan Facility"). The A Term Loan matures on August 25, 2007, the B Term Loan matures on August 25, 2008 and the Revolving Loan Facility matures on August 25, 2007. The B Term Loan is subordinate in right of payment to the A Term Loan and borrowings under the Revolving Loan Facility. The Company is entitled to select either Eurodollar Loans (as defined) or Base Rate Loans (as defined), plus applicable margin, for principal borrowings under the Senior Credit Facility. The applicable Eurodollar Loan margin for A Term Loans and borrowings pursuant to the Revolving Loan Facility ranges from 3.5% to 4.0%, and the applicable Base Rate Loan margin ranges from 2.5% to 3.0%, provided that until delivery to the lenders of our financial statements for the quarter ending June 30, 2004, the margin on Eurodollar Loans is 4.0% and the margin for Base Rate Loans is 3.0%. The applicable Eurodollar Loan margin and Base Rate Loan margin for B Term Loans is 7.5% and 6.5%, respectively. Applicable margin is determined by a pricing grid based on the Company's Consolidated Total Leverage Ratio (as defined). At closing, the Company borrowed the A Term Loan, the B Term Loan and $3.0 million under the Revolving Loan Facility. Interest is payable periodically on borrowings under the Senior Credit Facility. In addition, commencing on December 31, 2003 and on the last day of each quarter thereafter, the Company is required to make principal repayments of the A Term Loan in increasing amounts. The Senior Credit Facility is collateralized by all of the Company's assets. Additionally, the Company is precluded from declaring or paying any cash dividends, except it may accrue and accumulate, but not pay, cash dividends on its outstanding redeemable preferred stock. The Company is also required to meet certain affirmative and negative covenants, including but not limited to financial covenants.

The Company will be required to assess its compliance with financial covenants under the Senior Credit Facility on a quarterly basis. These financial covenants are based on a measure that is not consistent with accounting principles generally accepted in the United States of America. Such measure is EBITDA (as defined), which represents earnings before interest, taxes, depreciation and amortization, as further modified by certain defined adjustments. The failure to meet these covenants, absent a waiver or amendment, would place the Company in default and cause the debt outstanding under the Senior Credit Facility to immediately become due and payable. The Senior Credit Facility also includes certain cross-default provisions to our 16.3% Senior Subordinated Notes Due February 27, 2009.

The $43.0 million drawn under the Senior Credit Facility has a weighted average interest rate of 6.04%. Pursuant to SFAS No. 6, *"Classification of Short-Term Obligations Expected to Be Refinanced,"* the amounts due under the Amended Credit Facility as of June 30, 2003 were classified on the Company's balance sheet as long-term debt.

In connection with the refinancing, during the first quarter of fiscal 2004 the Company will recognize a loss from the write-off of unamortized financing costs associated with the Amended Credit Facility and record $2,203 in financing costs associated with the Senior Credit Facility. Such costs will be amortized over the life of the Senior Credit Facility. Based on outstanding borrowings as of August 25, 2003, the weighted average effective interest rate of the Senior Credit Facility, including the amortization of deferred financing costs, is 7.06%. As of June 30, 2003, unamortized costs associated with the Amended Credit Facility were $935.

The aggregate maturities of long-term debt for each of the five years subsequent to June 30, 2003, based on the August 25, 2003 refinancing, are as follows:

| Year Ending June 30, | |
|---|---|
| 2004 | $ 2,294 |
| 2005 | 6,048 |
| 2006 | 9,302 |
| 2007 | 11,557 |
| 2008 | 4,052 |

The Prior Swap was terminated on August 25, 2003. In conjunction with the termination of the Prior Swap prior to maturity, the Company paid $129. In connection with the Senior Credit Facility, the Company is required to enter into an interest rate swap agreement in a notional amount equal to at least 50% of the aggregate of the A Term Loan and the B Term Loan prior to November 24, 2003.

*(In thousands, except per share amounts)*

## Note 6 – Subordinated Debt

*(a) Facilities as of June 30, 2003*

In October 1997, the Company issued $30.0 million of its 12% Senior Subordinated Promissory Notes (the "1997 Notes") with interest only payable semi-annually on April 30 and October 31, due October 31, 2004. The 1997 Notes were sold with detachable seven year warrants to purchase an aggregate of 655,738 shares of common stock at an exercise price of $16.40 per share. At the date of issuance, in accordance with APB 14, *"Accounting for Convertible Debt and Debt Issued with Purchase Warrants,"* the Company allocated proceeds of $29.7 million to the debt and $0.3 million to warrants, with the resulting discount on the debt referred to as the Original Issue Discount. The Original Issue Discount is being amortized as interest expense over the life of the debt, resulting in an effective interest rate on the 1997 Notes of 12.1% per annum. The amount allocated to the warrants was credited to Additional Paid-In Capital. In conjunction with the issuance of the 1997 Notes, the Company is required to meet certain affirmative and negative covenants. In addition, NationsBanc Montgomery Securities, Inc., the placement agent, received a warrant to purchase an aggregate of 30,000 shares of common stock at an exercise price of $14.64 per share which expires on October 31, 2004.

On May 4, 1999, the Company sold an additional $10.0 million of its 12% Senior Subordinated Promissory Notes (the "1999 Notes"). Except for their October 31, 2005 maturity date, the 1999 Notes are substantially identical to the 1997 Notes described above. The 1999 Notes were sold with detachable 6½ year warrants to purchase an aggregate of 372,892 shares of common stock at an exercise price of $6.65 per share, of which 65,574 were exercised and converted to shares of common stock during the year ended June 30, 2002.

In return for modifying certain financial covenants governing the 1997 Notes, the exercise price of 612,053 of the warrants issued in connection with the 1997 Notes was reduced to $6.65 per share. On May 4, 1999, the trading range of the Company's common stock was $6.44 to $6.88 per share. To assist with the valuation of the newly issued warrants and the repriced warrants, the Company hired an outside consultant. Utilizing the Black-Scholes Model, the warrants issued with the 1997 Notes were valued at $1.26 per warrant, or an aggregate value of $773,702, and the warrants issued with the 1999 Notes at $1.47 per warrant, or an aggregate value of $549,032. Both amounts are reflected as Additional Paid-In Capital, offset by the Original Issue Discount, which is netted against the outstanding balance of the 1997 Notes and 1999 Notes. On August 22, 2002, in conjunction with the private placement of 1,663,846 shares of the Company's common stock (see Note 5(a)), the warrants issued in conjunction with the 1997 Notes and 1999 Notes were adjusted pursuant to anti-dilution provisions to provide for the purchase of an additional 21,906 shares of the Company's common stock. After giving effect to the amortization of the Original Issue Discount, the effective interest rate on the 1999 Notes is 13.57% per annum.

As of June 30, 2003, the Company was in compliance with all of the financial covenants under the 1997 Notes and 1999 Notes. On February 7, 2003, the interest coverage ratio governing the 1997 Notes and 1999 Notes was amended for the quarter ending March 31, 2003 and prospectively.

*(b) Refinancing Effective August 25, 2003*

On August 25, 2003, concurrently with the closing of the Senior Credit Facility, the Company prepaid the 1997 Notes and 1999 Notes and issued $30.0 million of the Company's 16.3% Senior Subordinated Notes Due February 27, 2009 (the "New Notes") with interest only payable quarterly in arrears on February 28, May 31, August 31 and November 30 of each year, commencing November 30, 2003. Interest on the New Notes is 12% per annum payable in cash and 4.3% per annum payable "in kind" by adding the amount of such interest to the principal amount of the New Notes then outstanding. Ten year warrants to purchase an aggregate of 425,000 shares of the Company's common stock at an exercise price of $8.79 per share were issued in connection with the New Notes. Utilizing the Black-Scholes Model, the warrants issued in connection with the New Notes were valued at $3.70 per warrant, or an aggregate value of $1,573. In addition, the maturity date of 665,403 existing warrants, 335,101 due to expire in 2004 and 330,302 due to expire in 2005, was extended to February 2009, resulting in additional value of $1.31 and $0.97 per warrant, respectively, or an aggregate value of $760. At the date of issuance, in accordance with APB 14, *"Accounting for Convertible Debt and Debt Issued with Purchase Warrants,"* the Company allocated proceeds of $27.7 million to the debt and $2.3 million to the warrants, with the resulting discount on the debt referred to as the Original Issue Discount. The Original Issue Discount is being amortized as interest expense over the life of the debt. As with the Senior Credit Facility, the Company is required to meet certain affirmative and negative covenants under the New Notes, including but not limited to financial covenants.

In connection with the refinancing, during the first quarter of fiscal 2004 the Company will recognize a loss attributable to the unamortized financing costs and Original Issue Discount associated with the 1997 Notes and 1999 Notes, and record $450 of financing costs and Original Issue Discount associated with New Notes. Such fees will be amortized over the life of the New Notes. The weighted average effective interest rate of the New Notes, including the amortization of deferred financing costs and Original Issue Discount, is 18.0%. As of June 30, 2003, unamortized costs associated with the 1997 Notes and 1999 Notes were $658 and the unamortized Original Issue Discount was $424.

## Note 7 – Preferred Stock

In May 2000, the Company sold 5,000 shares of its Series A 8% Cumulative Convertible Preferred Stock, no par value (the "Series A Preferred Stock"), for $1,000 per share (the initial "Liquidation Preference"). Cumulative dividends are payable quarterly in arrears at the rate of 8% per annum on the Liquidation Preference, and, to the extent not paid in cash, are added to the Liquidation Preference. Shares of the Series A

Preferred Stock may be converted into shares of common stock at any time at a current conversion price of $9.28 per share. In connection with the sale, costs in the amount of $65 were charged to paid-in capital.

In November 2001, the Company sold 2,500 shares of its Series B 8% Cumulative Convertible Preferred Stock, no par value (the "Series B Preferred Stock"), for $1,000 per share (the initial "Liquidation Preference"). Cumulative dividends are payable quarterly in arrears at the rate of 8% per annum on the Liquidation Preference, and, to the extent not paid in cash, are added to the Liquidation Preference. Shares of the Series B Preferred Stock may be converted into shares of common stock at any time at a current conversion price of $12.92 per share.

During the fiscal years ended June 30, 2003, 2002 and 2001, the carrying amount (and Liquidation Preferences) of the Series A Preferred Stock and Series B Preferred Stock ("Preferred Stock") was increased by $706, $586 and $416, respectively, for dividends accrued. The Preferred Stock shall be mandatorily redeemed by the Company within 30 days after a Change in Control (as defined) of the Company (the date of such redemption being the "Mandatory Redemption Date") at an amount equal to the then effective Liquidation Preference plus accrued and unpaid dividends thereon from the last dividend payment date to the Mandatory Redemption Date, plus if the Mandatory Redemption Date is on or prior to the fourth anniversary of the issuance of the Preferred Stock, the amount of any dividends that would have accrued and been payable on the Preferred Stock from the Mandatory Redemption Date through the fourth anniversary date.

In addition, outstanding shares of Preferred Stock vote on an "as converted basis" with the holders of the common stock as a single class on all matters that the holders of the common stock are entitled to vote upon.

## Note 8 — Shareholders' Equity

*(a) Non-Qualified Stock Options and Warrants*

In May 1997, the Company entered into a ten year supply agreement with the BOC Group, Inc. ("BOC") by which BOC committed to provide the Company with 100% of its $CO_2$ requirements at competitive prices. In connection with this agreement, the Company granted BOC a warrant to purchase 1,000,000 shares of its common stock. The warrant was exercisable at $17 per share from May 1, 1999 to May 1, 2002 and thereafter at $20 per share until April 30, 2007. In May 2000, the Company solicited BOC to purchase 1,111,111 shares of its common stock at $9.00 per share. In connection with this purchase of common stock, the outstanding warrant was reduced to 400,000 shares, with an exercise price of $17 per share. On the date of issuance of the common stock, the closing price of the common stock on the Nasdaq National Market was $8.00 per share.

In January 2001, the Company granted to each non-employee director options for 10,000 shares of common stock. An aggregate of 50,000 options were granted at an exercise price equal to the average closing price of the common stock on the Nasdaq National Market for the 20 trading days prior to January 2, 2001, or $7.82. In March 2003, the Company granted to each non-employee director options for 6,000 shares of common stock. An aggregate of 36,000 options were granted at an exercise price equal to the average closing price of the common stock on the Nasdaq National Market for the 20 trading days prior to March 12, 2003, or $4.85. All options vest in five equal annual installments commencing upon issuance, and have a ten year term. As of June 30, 2003 and 2002, options for 36,000 and 20,000 shares, respectively, were exercisable.

*(b) Stock Option Plans*

The Board of Directors of the Company adopted the 1995 Option Plan (the "1995 Plan"). Under the 1995 Plan, the Company has reserved 1,950,000 shares of common stock for employees of the Company. Under the terms of the 1995 Plan, options granted may be either incentive stock options or non-qualified stock options. The exercise price of incentive options shall be at least equal to 100% of the fair market value of the Company's common stock at the date of the grant, and the exercise price of non-qualified stock options issued to employees may not be less than 75% of the fair market value of the Company's common stock at the date of the grant. The maximum term for all options is ten years. Options granted to date generally vest in equal annual installments from one to five years, though a limited number of grants were partially vested at the grant date. The weighted average fair value per share of options granted during the years ended June 30, 2003, 2002 and 2001 was $2.41, $4.78 and $4.30, respectively.

The following summarizes the transactions pursuant to the 1995 Plan:

| | Options Outstanding | Weighted Average Exercise Price Per Option | Options Exercisable |
|---|---|---|---|
| Outstanding at June 30, 2000 | 1,091,734 | $ 8.58 | 481,808 |
| Granted | 372,000 | 10.39 | |
| Expired or canceled | (30,400) | 6.95 | |
| Exercised | (262,999) | 7.79 | |
| Outstanding at June 30, 2001 | 1,170,335 | 9.38 | 581,499 |
| Granted | 429,100 | 12.15 | |
| Expired or canceled | (184,625) | 10.55 | |
| Exercised | (252,360) | 9.69 | |
| Outstanding at June 30, 2002 | 1,162,450 | 10.15 | 503,072 |
| Granted | 326,350 | 6.87 | |
| Expired or canceled | (199,880) | 11.36 | |
| Exercised | (500) | 11.25 | |
| **Outstanding at June 30, 2003** | **1,288,420** | **9.13** | **640,373** |

*(In thousands, except per share amounts)*

The following table sets forth certain information as of June 30, 2003:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Options Outstanding | Weighted Average Remaining Life | Weighted Average Exercise Price | Options Exercisable | Weighted Average Exercise Price |
| $ 0.00–$ 5.00 | 151,350 | 9.02 | $ 4.82 | 46,667 | $ 4.85 |
| $ 5.01–$10.00 | 547,145 | 7.59 | 7.37 | 269,888 | 7.03 |
| $10.01–$15.00 | 589,925 | 7.82 | 11.86 | 323,819 | 11.69 |
| | 1,288,420 | 7.86 | $ 9.13 | 640,373 | $ 9.23 |

The Board of Directors of the Company adopted the Directors' Stock Option Plan (the "Directors' Plan"). Under the Directors' Plan, each non-employee director will receive options for 6,000 shares of common stock on the date of his or her first election to the board of directors. In addition, on the third anniversary of each director's first election to the Board, and on each three year anniversary thereafter, each non-employee director will receive an additional option to purchase 6,000 shares of common stock. The exercise price per share for all options granted under the Directors' Plan will be equal to the fair market value of the common stock as of the date of grant. All options vest in three equal annual installments beginning on the first anniversary of the date of grant. The maximum term for all options is ten years. The weighted average fair value per share of options granted during the years ended June 30, 2003, 2002 and 2001 was $1.82, $3.55 and $3.87, respectively.

The following summarizes the transactions pursuant to the Directors' Plan:

| | Options Outstanding | Weighted Average Exercise Price Per Option | Options Exercisable |
|---|---|---|---|
| Outstanding at June 30, 2000 | 32,000 | $ 8.28 | 16,000 |
| Granted | 24,000 | 8.97 | |
| Expired or canceled | (6,000) | 7.75 | |
| Exercised | (2,000) | 8.94 | |
| Outstanding at June 30, 2001 | 48,000 | 8.66 | 22,000 |
| Granted | 12,000 | 11.10 | |
| Outstanding at June 30, 2002 | 60,000 | 9.15 | 34,000 |
| Granted | 6,000 | 8.69 | |
| **Outstanding at June 30, 2003** | **66,000** | **9.11** | **45,997** |

The following table sets forth certain information as of June 30, 2003:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Options Outstanding | Weighted Average Remaining Life | Weighted Average Exercise Price | Options Exercisable | Weighted Average Exercise Price |
| $ 5.01–$10.00 | 42,000 | 6.25 | $ 7.46 | 32,000 | $ 7.24 |
| $10.01–$15.00 | 24,000 | 6.81 | 11.99 | 13,996 | 12.31 |
| | 66,000 | 6.46 | $ 9.11 | 45,997 | $ 8.78 |

## Note 9—Earnings per Share

Basic (loss) per common share has been computed by dividing the net (loss), after giving effect to preferred stock dividends, by the weighted average number of common shares outstanding during the period. Common equivalent shares for stock options and warrants are calculated pursuant to the treasury stock method. During the years ended June 30, 2003, 2002 and 2001, respectively, the Company excluded the equivalent of 287,915, 671,155 and 411,238 shares of common stock in the computation of loss per share as these options and warrants to purchase common stock were anti-dilutive.

The following table lists options and warrants outstanding as of the periods shown which were not included in the computation of diluted EPS because the options and warrants exercise price was greater than the average market price of the common shares:

| | For the Year Ended June 30, | | |
|---|---|---|---|
| Range of Exercise Prices | **2003** | 2002 | 2001 |
| $ 5.01–$10.00 | **136,000** | 0 | 0 |
| $10.01–$15.00 | **570,962** | 159,064 | 36,000 |
| $15.01–$20.00 | **444,679** | 443,715 | 443,715 |
| | **1,151,641** | 602,779 | 479,715 |

Also, not included in the computation of diluted EPS for the years ended June 30, 2003, 2002 and 2001 were 910,983, 841,609 and 577,191 shares, respectively, of common stock issuable upon conversion of 7,500 shares of Convertible Preferred Stock because the effect would be anti-dilutive.

| For the Year Ended June 30, | 2003 | 2002 | 2001 |
|---|---|---|---|
| Net (loss) | $(4,939) | $(10,971) | $(15,485) |
| Preferred stock dividends | (706) | (586) | (416) |
| Net (loss) available to common shareholders | $(5,645) | $(11,557) | $(15,901) |
| Weighted average outstanding shares of common stock | 10,396 | 8,742 | 7,926 |
| Net (loss) per share—basic and diluted | $ (0.54) | $ (1.32) | $ (2.01) |

## Note 10—Income Taxes

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are as follows:

| As of June 30, | 2003 | 2002 |
|---|---|---|
| Deferred tax assets: | | |
| Allowance for doubtful accounts | $ 805 | $ 1,080 |
| Amortization expense | 1,585 | 933 |
| Other | 4 | 5 |
| Net operating loss carryforwards | 34,658 | 36,716 |
| Total gross deferred tax assets | 37,052 | 38,734 |
| Less valuation allowance | (21,249) | (18,845) |
| Net deferred tax assets | 15,803 | 19,889 |
| Deferred tax liabilities: | | |
| Depreciation expense | (15,803) | (19,889) |
| Total gross deferred tax liabilities | (15,803) | (19,889) |
| Net deferred taxes | $ — | $ — |

The net change in the total valuation allowance for the years ended June 30, 2003 and 2002 was an increase of $2,404 and $4,358, respectively.

At June 30, 2003, the Company had net operating loss carryforwards for Federal income tax purposes of approximately $99.0 million, which expire in varying amounts between 2007 through 2023 as follows:

| Years of Expiration | |
|---|---|
| 2007–2011 | $ 7,843 |
| 2012–2016 | 18,732 |
| 2017–2021 | 58,929 |
| Thereafter | 13,520 |
| | $99,024 |

## Note 11—Lease Commitments

The Company leases office equipment, trucks and warehouse/depot and office facilities under operating leases that expire at various dates through June 2012. Primarily all of the leases contain renewal options and escalations for real estate taxes, common charges, etc. Future minimum lease payments under non-cancelable operating leases (that have initial non-cancelable lease terms in excess of one year) are as follows:

| Year Ending June 30, | |
|---|---|
| 2004 | $ 3,915 |
| 2005 | 2,935 |
| 2006 | 2,305 |
| 2007 | 1,743 |
| 2008 | 1,033 |
| Thereafter | 1,003 |
| | $12,934 |

Total rental costs under non-cancelable operating leases were approximately $5,344, $5,130 and $4,856 in 2003, 2002 and 2001, respectively.

## Note 12—Concentration of Credit and Business Risks

The Company's business activity is with customers located within the United States. For each of the years ended June 30, 2003, 2002 and 2001 the Company's sales to customers in the food and beverage industry were approximately 95%.

There were no customers that accounted for greater than 3% of total sales for each of the three years ended June 30, 2003, nor were there any customers that accounted for greater than 5% of total accounts receivable at June 30, 2003 or 2002.

The Company purchases new bulk $CO_2$ systems from the two major manufacturers of such systems. The inability of either or both of these manufacturers to deliver new systems to the Company could cause a delay in the Company's ability to fulfill the demand for its services and a possible loss of sales, which could adversely affect operating results.

## Note 13—Commitments and Contingencies

In May 1997, the Company entered into an exclusive ten-year carbon dioxide supply agreement with The BOC Group, Inc. ("BOC") (See Note 8). The agreement ensures readily available high quality $CO_2$ as well as relatively stable liquid carbon dioxide prices. Pursuant to the agreement, the Company purchases virtually all of its liquid $CO_2$ requirements from BOC. The agreement contains annual adjustments over the prior contract year for an increase or decrease in the Producer Price Index for Chemical and Allied Products ("PPI") or the average percentage increase in the selling price of bulk merchant carbon dioxide purchased by BOC's large, multi-location beverage customers in the United States.

*(In thousands, except per share amounts)*

The Company is a defendant in legal actions which arise in the normal course of business. In the opinion of management, the outcome of these matters will not have a material effect on the Company's financial position or results of operations.

## Note 14—Related Party Transaction

Robert L. Frome, a Director of the Company, is a member of the law firm of Olshan Grundman Frome Rosenzweig & Wolosky LLP, which law firm has been retained by the Company. Fees paid by the Company to such law firm during fiscal 2003, 2002 and 2001, were $184, $140, and $281, respectively.

In connection with the Refinancing described in Note 6(b), 25,000 of the ten year warrants to purchase an aggregate of 425,000 shares of the Company's common stock at an exercise price of $8.79 per share were issued to Craig L. Burr, a Director of the Company and an affiliate of one of the purchasers of the New Notes.

In connection with the Refinancing described in Note 6(b), 100,000 of the ten year warrants to purchase an aggregate of 425,000 shares of the Company's common stock at an exercise price of $8.79 per share were issued to affiliates of J.P. Morgan Partners (BHCA), L.P., purchasers of a portion of the New Notes. In addition, the expiration date of warrants to purchase an aggregate of 665,403 shares of the Company's common stock at an exercise price of $6.65 per share previously issued to J.P. Morgan Partners (BHCA), L.P. in connection with the 1997 Notes and 1999 Notes was extended until February 27, 2009 (See Note 6(a)). Richard D. Waters, Jr., a Director of the Company, is an affiliate of J.P. Morgan Partners (BHCA), L.P.

## Note 15—Disclosures About Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

*(a) Cash and cash equivalents, accounts receivable and accounts payable and accrued expenses*

The carrying amounts approximate fair value due to the short maturity of these instruments.

*(b) Long-term and subordinated debt*

The fair value of the Company's long-term and subordinated debt has been estimated based on the current rates offered to the Company for debt of the same remaining maturities.

The carrying amounts and fair values of the Company's financial instruments are as follows:

| As of June 30, | 2003 | 2002 |
|---|---|---|
| Cash and cash equivalents | $ 455 | $ 1,562 |
| Accounts receivable | 6,217 | 7,171 |
| Accounts payable and accrued expenses | 7,604 | 8,193 |
| Long-term debt, including current maturities | 30,953 | 48,294 |
| Subordinated debt | 39,576 | 39,366 |

## Note 16—Selected Quarterly Financial Data (unaudited)

| | 1st Quarter | | 2nd Quarter | | 3rd Quarter | | 4th Quarter | |
|---|---|---|---|---|---|---|---|---|
| | 2003 | 2002 | 2003 | 2002 | 2003 | 2002 | 2003 | 2002 |
| Net sales | $18,678 | $18,089 | $18,101 | $18,607 | $18,340 | $17,743 | $19,290 | $17,873 |
| Gross profit | 9,539 | 9,275 | 9,399 | 9,626 | 9,597 | 8,779 | 10,336 | 9,141 |
| Net (loss) income (a) | (2,110) | (1,913) | (2,314) | (789) | (777) | (1,813) | 262 | (6,456) |
| Basic and diluted (loss) earnings per common share (a)(b) | $ (0.24) | $ (0.23) | $ (0.23) | $ (0.11) | $ (0.09) | $ (0.23) | $ 0.01 | $ (0.74) |

(a) During the fourth quarter of fiscal 2002, the Company's management continued to monitor and evaluate the collectibility and potential impairment of its accounts receivable and certain fixed assets. In connection therewith, an additional allowance for doubtful accounts of $1,862 and write-downs of fixed assets of $1,809 were recorded in the fourth quarter. The potential uncollectibility of certain accounts receivable and the related increase in the allowance for doubtful accounts came to light as a result of the Company having experienced several problems relating to unusually high closure rates among independent operators who have gone out of business in recent periods due to unfavorable economic conditions. The write-downs of fixed assets were due to the Company's decision, reached during the fourth quarter of 2002, to replace all 50 and 100 lb. tanks in service at customer locations over a three to four year period (Note 2). It is management's opinion that these adjustments are properly recorded in the fourth quarter based upon facts and circumstances that became available in that period.

(b) Per common share amounts for the quarters have each been calculated separately. Accordingly, quarterly amounts may not add to total year earnings per share because of differences in the average common shares outstanding during each period.

# *Independent Auditors' Report*

To the Board of Directors and Shareholders
$NuCO_2$ Inc.
Stuart, Florida

We have audited the accompanying balance sheets of $NuCO_2$ Inc. as of June 30, 2003 and 2002, and the related statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of $NuCO_2$ Inc. as of June 30, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, effective July 1, 2001 the Company adopted Statement of Financial Accounting Standards No. 142, *"Goodwill and Other Intangible Assets,"* which changed the method of accounting for goodwill.

Margolin, Winer & Evens LLP

MARGOLIN, WINER & EVENS LLP

Garden City, New York
August 8, 2003, except for Notes 5 and 6
as to which the date is August 25, 2003

# *Market for Registrant's Common Equity and Related Stockholder Matters*

Our common stock trades on the Nasdaq National Market under the symbol "NUCO." The following table indicates the high and low sale prices for our common stock for each quarterly period during fiscal 2002 and 2003, as reported by the Nasdaq National Market.

| | High | Low |
|---|---|---|
| **Calendar 2001** | | |
| Third Quarter | $13.200 | $ 7.940 |
| Fourth Quarter | 12.850 | 9.820 |
| **Calendar 2002** | | |
| First Quarter | $13.050 | $11.120 |
| Second Quarter | 14.000 | 10.900 |
| Third Quarter | 13.850 | 7.000 |
| Fourth Quarter | 10.560 | 7.000 |
| **Calendar 2003** | | |
| First Quarter | $ 8.210 | $ 3.900 |
| Second Quarter | 9.780 | 4.990 |

At September 19, 2003, there were approximately 200 holders of record of our common stock, although there is a much larger number of beneficial owners.

We have never paid cash dividends on our common stock and we do not anticipate declaring any cash dividends on our common stock in the foreseeable future. We intend to retain all future earnings for use in the development of our business. In addition, the payment of cash dividends is restricted by financial covenants in our loan agreements.

# *Quantitative and Qualitative Disclosures About Market Risk*

As discussed under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" above, as of June 30, 2003, a total of $30.7 million was outstanding under the Amended Credit Facility with a weighted average interest rate of 4.7%. As discussed in "Liquidity and Capital Resources," we terminated the Amended Credit Facility and entered into the Senior Facility as of August 25, 2003. Based upon $43.0 million outstanding under the Senior Credit Facility at September 19, 2003, our annual interest cost under the Senior Credit Facility would increase by approximately $0.4 million for each 1% increase in interest rates.

In order to reduce our exposure to increases in LIBOR, and consequently to increases in interest payments, we entered into an interest rate swap transaction (the "Prior Swap") in the amount of $12.5 million (the "Prior Notional Amount"). Pursuant to the Prior Swap, we paid a fixed interest rate of 5.23% per annum and received a LIBOR-based floating rate. The effect of the Prior Swap was to neutralize any changes in LIBOR on the Prior Notional Amount. The Prior Swap was terminated on August 25, 2003. In connection with the Senior Credit Facility, we are required to enter into an interest rate swap agreement in a notional amount equal to at least 50% of the aggregate of the A Term Loan and the B Term Loan prior to November 24, 2003.

## Board of Directors

Michael E. DeDomenico
Chairman and
Chief Executive Officer
$NuCO_2$ Inc.

Craig L. Burr
Managing General Partner
Burr, Egan, Deleage & Co.

Robert L. Frome
Senior Partner
Olshan Grundman Frome
Rosenzweig & Wolosky LLP

Daniel Raynor
Managing General Partner
The Argentum Group

John Walsh
Chief Executive
Industrial and Special Products,
The BOC Group plc

Richard D. Waters, Jr.
Partner
JP Morgan Partners

John E. Wilson
Consultant

## Executive Officers

Michael E. DeDomenico
Chairman and
Chief Executive Officer

Robert R. Galvin
Chief Financial Officer and
Executive Vice President

W. Scott Wade
Chief Operating Officer and
Executive Vice President

Eric M. Wechsler
General Counsel and Secretary

## Legal Counsel

Olshan Grundman Frome
Rosenzweig & Wolosky LLP
New York, New York

## Independent Auditors

Margolin, Winer & Evens LLP
Garden City, New York

## Registrar and Transfer Agent

Continental Stock Transfer &
Trust Company
New York, New York

## Common Stock

The Common Stock trades on the Nasdaq National Market® under the symbol NUCO.

## Shareholder Inquiries

For information about $NuCO_2$ Inc., including copies of Annual Reports, Form 10-K and 10-Q documents and other available information, please contact in writing:

$NuCO_2$ Inc.
Investor Relations
2800 S.E. Market Place
Stuart, Florida 34997

or via email:
investor_relations@nuco2.com

$NuCO_2$ Inc.

2800 S.E. Market Place, Stuart, Florida 34997 • (772) 221-1754 • www.nuco2.com

Designed by Curran & Connors, Inc. / www.curran-connors.com

2800 S.E. Market Place
Stuart, Florida 34997
(772) 221-1754
www.nuco2.com